Consolidated financial statements For the year ended December 31, 2024

Consolidated financial statements For the year ended December 31, 2024
Management report
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Islands, with limited liability. In June 2022, the Company's shares began to be listed on Nasdaq, the North American stock exchange, with the ticker INTR, and BDRs listed on B3 with the ticker INBR32. Inter&Co is the controlling company of the group Inter and indirectly holds all the shares in Banco Inter.
Inter
Inter provides e-commerce and financial services, with solutions offered in a single digital ecosystem that includes a complete range of banking services, investments, credit, insurance, and cross-border banking, as well as a marketplace that brings together the largest retailers in Brazil and in the United States.
Operating highlights
Customers
As of December 31, 2024 we surpassed a total of 36.1 million customers. The activation rate reached 56.9%, an increase of 2.9 percentage points when compared to December 31, 2023.
Loan Portfolio
The balance of loan operations reached R$35.6 billion, representing a positive variation of 19.5% compared to December 31, 2023.
Fundraising
Total funding, which includes demand deposits, term deposits, savings deposits and securities issued, such as real estate credit notes and financial notes, totaled R$55.1 billion, 26.5% higher than the amount recorded on December 31, 2023.
Economic and financial highlights
Profit (loss) for the period
As of December 31, 2024 we achieved an accumulated profit of R$972.8 million, representing an increase of 176.2% compared to the previous period ending on December 31, 2023.
Revenues
As of December 31, 2024, revenues reached R$6,400.2 million, marking an increase of R$1,647.6 million compared to the same period of 2023.
Administrative expenses
Accumulated administrative and personnel expenses incurred as of December 31, 2024, totaled R$(2,706.8) million, an increase of R$(454.7) million compared to year-to-date on December 31, 2023.
Equity highlights
Total assets
Total assets reached R$76.5 billion as of December 31, 2024, an increase of 26.7% compared to December 31, 2023.
Shareholder’s equity
Shareholder’s equity totaled R$9.1 billion, an increase of 19.4% compared to December 31, 2023.

Consolidated financial statements For the year ended December 31, 2024
Relationship with the independent auditors
The Company has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to Inter, as well as internal policies and codes.
Furthermore, Inter&Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Company's financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial Information by its independent auditors during the period ended as of December 31, 2024 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers, and partners for their trust, as well as each of our employees who build our history each day.
Belo Horizonte, February 05, 2025.
The Management

KPMG Auditores Independentes Ltda
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br
Report of the independent auditors on the
consolidated financial statements

To the Shareholders, Board of Directors and Management of
Inter & Co, Inc
Cayman Islands

Opinion
We have audited the consolidated financial statements of Inter & Co, Inc. ("Company"), which comprise the balance sheet as of December 31, 2024, and the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other clarifying information.
In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of Inter & Co, Inc. as of December 31, 2024 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion
We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements that are included in the Accountant’s Professional Ethics Code and on the professional standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.
KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Expected loss of credit for loans and advances to customers
See Notes 2(c), 4(e), 6(a), 10 and 12 of the consolidated financial statements
Key audit matter	How our audit addressed this matter
On December 31, 2024 Inter & Co, Inc recognized an allowance for expected credit losses and advances to customers.
The credit loss is measured at the present value of the difference between the contractual cash flows that would be due if the commitment were honoured and the cash flows that the Company expects to receive. For this measurement, the Company classifies transactions into three stages, and at stage 1 the likelihood of loss considers loss for the next 12 months and at stages 2 and 3 the likelihood of loss considers loss for the remaining term of the transaction.
To assess whether there has been a change in credit risk, which establishes the classification of stages, the Company assesses whether credit risk has increased significantly since initial recognition, considering the client and the type of product. The measurement of expected credit losses is determined according to internal scoring models and uses the methodology of probability of default (PD), exposure to default (EAD) and default loss (LGD), macroeconomic conditions and the impact of changes in future macroeconomic scenarios, including market indicators, such as: interbank deposit rate (DI), Extended National Consumer Price Index (IPCA), Gross Domestic Product (GDP) and minimum wage.
We considered the measurement of the allowance for credit losses as a key audit matter, because it involves material measurement uncertainties as a result of the complexity in the application of models and subjectivity in the selection of assumptions.

Our audit procedures in this area included, but were not limited to:
-Evaluating the design and implementation of significant internal controls related to models, classifications between stages, assumptions and methodologies used to measure the allowance for ECLs;
-Evaluation, with the help of our professionals with experience and knowledge specialized in credit risk:
(i)the reasonableness of the general methodology used to measure ECLs, including the criteria applied for classifying these transactions at stages;
(ii)the modelling techniques used by the Company, inspecting management documentation to determine whether the techniques used are adequate for the intended use;
(iii)recalculating estimates of the impairment loss on trade and other receivables using the Company's historical data for loan transactions;
(iv)the relevance of macroeconomic variables considered in future scenarios through a regression analysis and historical correlation with these indicators;
(v)making a new calculation of expected credit losses.
(vi)testing the accuracy of the allocation of internships according to the Company's criteria by conducting the allocation again.
–Checking whether disclosures in the consolidated financial statements are in accordance with the requirements of applicable accounting standards and consider all relevant information.
According to the evidence obtained by applying the procedures summarized above, we considered that the measurement of the allowance for impairment loss on loans and advances to customers, as well as the related disclosures, in the consolidated financial statements taken as a whole, are acceptable for the year ended December 31, 2024.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.
KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Impairment test of the cash generating units (CGUs), which include the goodwill recognized in intangible assets
See Notes 4(i) and 16 to the consolidated financial statements
Key audit matter	How our audit addressed this matter
As of December 31, 2024, the Company has intangible assets that include goodwill from the acquisition of Inter & Co Payments Inc, for which the Company tests its assets for impairment at least annually or when there are events or circumstances that indicate that book value exceeds recoverable value.
The recoverable amount of the CGU is calculated according to its value in use, using estimated future cash flows discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Calculating the CGU's value in use requires the use of significant data and assumptions used in the valuation models, including the discount rate and future growth rate. Assumptions about future growth include the forecast growth rate and the expected long-term inflation rate.
We consider the assessment of the recoverable value of the CGU, including goodwill, as a key audit matter, due to the uncertainties related to the selection of data and assumptions used.

Our audit procedures in this area included, but were not limited to:
-Evaluating the design and implementation of significant internal controls, including controls related to (i) reviewing the budget; (ii) preparing, reviewing and approving the main assumptions used to test the recoverable value; and (iii) reviewing the calculation method to test the assets for impairment;
-Evaluation, with the involvement of our corporate finance experts with knowledge of and experience in the industry:
(i)of the methodology used to estimate value in use, comparing it with the market's generally accepted valuation practices;
(ii)the reasonableness of the discount rates used to calculate the present value and the growth rate used to estimate estimated revenue and expense flows, comparing them with information obtained from internal and external sources;
(iii)changes between the projections and the cash flows realized, and obtaining explanations from the Company about the fluctuations; And
(iv)of the mathematical accuracy of certain stages in the calculation of present value.

–Checking whether disclosures in the consolidated financial statements are in accordance with the requirements of applicable accounting standards and consider all relevant information.
According to the evidence obtained by applying the procedures summarized above, we considered that the impairment testing of the CGU that includes goodwill related to the acquisition of Inter & Co Payments Inc and the related disclosures are acceptable in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2024.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.
KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Management is responsible for the other information. The other information comprises the Management Report.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement of the Management Report, we are required to report on such fact. We have nothing to report on this.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company's and its subsidiaries' financial reporting process.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions or misrepresentations or the override of internal controls.
Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal controls.
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.
KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the consolidated financial statements represent the corresponding transactions and events in a manner that achieves fair presentation.
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit, and therefore for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships or issues that may considerably affect our independence, including, where applicable, related safeguards.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation prohibits public disclosure of the matter, or when, in extremely rare circumstances, we determine that the matter should not be communicated in our report because the adverse consequences of doing so may reasonably be expected to outweigh the public interest benefits of such communication.
Belo Horizonte, February 5, 2025
KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG
Original report in Portuguese signed by
Marco Antonio Pontieri
Accountant CRC 1SP153569/O-0

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.
KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Consolidated balance sheets As of December 31, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	12/31/2024	12/31/2023
Assets
Cash and cash equivalents	8	1,108,394	4,259,379
Amounts due from financial institutions, net of provisions for expected credit losses	9	6,194,960	3,718,506
Deposits at Central Bank of Brazil		5,285,402	2,664,415
Securities, net of provisions for expected credit losses	10	23,899,551	16,868,112
Derivative financial assets	11	563	4,238
Loans and advances to customers, net of provisions for expected credit losses	12	33,327,355	27,900,543
Non-current assets held for sale	13	234,611	174,355
Equity accounted investees	14.a	10,401	90,634
Property and equipment	15.a	369,942	167,547
Intangible assets	16	1,836,053	1,345,304
Deferred tax assets	34.c	1,705,054	1,033,535
Other assets	17	2,486,145	2,125,231
Total assets		76,458,430	60,351,797

Liabilities
Liabilities with financial and similar institutions	18	11,319,577	9,522,469
Liabilities with customers	19	42,803,229	32,651,620
Securities issued	20	9,890,219	8,095,042
Derivative financial liabilities	11	70,048	15,063
Borrowings and on-lending	21	128,924	107,412
Tax liabilities	22	574,429	363,262
Income tax and social contribution		462,501	287,978
Other tax liabilities		111,928	75,284
Provisions	23	151,737	70,452
Deferred tax liabilities	34.c	61,503	32,539
Other liabilities	24	2,386,457	1,897,248
Total liabilities		67,386,123	52,755,107

Equity
Share capital	25.a	13	13
Reserves	25.b.	9,793,992	8,147,285
Other comprehensive loss	25.c	(898,830)	(675,488)
Equity attributable to owners of the Company		8,895,175	7,471,810
Non-controlling interest	25.f	177,132	124,881
Total equity		9,072,307	7,596,691

Total liabilities and equity		76,458,430	60,351,797

The notes are an integral part of these consolidated financial statements

Consolidated income statements For the years ended December 31, 2024 and 2023 (Amounts in thousands of Brazilian reais, except for earnings per share)

	Note	12/31/2024	12/31/2023
Interest income	26	5,139,213	4,549,827
Interest expenses	26	(3,311,638)	(2,887,573)
Income from securities, derivatives and foreign exchange	27	2,629,170	1,634,543
Net interest income and income from securities, derivatives and foreign exchange		4,456,744	3,296,797

Net revenues from services and commissions	28	1,753,280	1,304,382
Expenses from services and commissions		(143,430)	(135,582)
Other revenues	29	333,571	286,979
Revenues		6,400,165	4,752,576

Impairment losses on financial assets	30	(1,799,452)	(1,541,584)
Administrative expenses	31	(1,769,055)	(1,461,348)
Personnel expenses	32	(937,761)	(790,739)
Tax expenses	33	(477,037)	(326,584)
Depreciation and amortization		(208,829)	(160,440)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14.b	(2,480)	(32,040)
Profit before income tax		1,205,550	439,841

Income tax	34	(232,709)	(87,581)

Profit for the year		972,841	352,260

Profit attributable to:
Owners of the Company		907,132	302,343
Non-controlling interest		65,709	49,917

Earnings per share
Basic earnings per share	25.e	2.08	0.75
Diluted earnings per share	25.e	2.07	0.75

The notes are an integral part of these consolidated financial statements

Consolidated statements of comprehensive income For the years ended December 31, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	12/31/2024	12/31/2023

Profit for the year	972,841	352,260

Other comprehensive income
Items that are or may be reclassified subsequently to the income statement:
Changes in fair value - financial assets at FVOCI	(697,974)	291,333
Related tax - financial assets FVOCI	315,095	(131,100)
Net change in fair value - financial assets at FVOCI	(382,879)	160,233

Fair value change - investments in operations abroad	(145,241)	16,742
Tax effect	53,227	(4,579)
Hedge of net investments in operations abroad	(92,014)	12,163

Foreign exchange differences on the translation of foreign operations	251,551	(22,604)

Others	—	21
Other comprehensive income (loss) that may be reclassified subsequently to the income statement	(223,342)	149,813

Total comprehensive income for the year	749,499	502,073
Allocation of comprehensive income
To owners of the company	683,790	452,156
To non-controlling interest	65,709	49,917

The notes are an integral part of these consolidated financial statements

Consolidated statements of cash flows For the years ended December 31, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	12/31/2024	12/31/2023
Operating activities
Profit for the year	972,841	352,260
Adjustments to profit (loss)
Depreciation and amortization	208,829	160,440
Result of equity interests in associates	2,480	32,040
Impairment losses on financial assets	1,799,452	1,541,584
Expenses with provisions for contingencies	49,120	38,611
Income tax and social contribution	232,709	87,581
Provisions/ (reversals) for loss of assets	(52,971)	(42,214)
Capital gains	(55,538)	(41,785)
Accrual of performance income	(73,650)	(135,260)
Effect of the exchange rate variation on cash and cash equivalents	(134,448)	(88,708)

(Increase)/ decrease in:
Deposits at Central Bank of Brazil	(2,620,987)	190,363
Loans and advances to customers	(7,204,248)	(8,062,211)
Amounts due from financial institutions	(1,702,514)	540,350
Securities	(296,267)	70,642
Derivative financial assets	3,675	(4,238)
Non-current assets held for sale	(60,257)	(7,412)
Other assets	(494,265)	(341,901)
Increase/ (decrease) in:
Liabilities with financial and similar institutions	965,973	1,615,572
Liabilities with customers	10,151,609	9,008,816
Securities issued	1,795,177	1,892,877
Derivative financial liabilities	(90,256)	(22,705)
Borrowings and on-lending	(282,131)	69,700
Tax liabilities	207,456	178,906
Provisions	26,458	(25,608)
Other liabilities	852,784	799,771
Income tax paid	(441,972)	(263,362)
Net cash from operating activities	3,759,059	7,544,109

Cash flow from investing activities
Acquisition of subsidiaries, net of cash acquired	(81,675)	(62,357)
Acquisition of property and equipment	(81,974)	(17,881)
Acquisition of intangible assets	(427,683)	(256,210)
Acquisition of financial assets at FVOCI	(17,710,057)	(19,381,768)
Proceeds from sale of financial assets at FVOCI	11,029,542	14,913,627
Acquisition of financial assets at FVTPL	(554,540)	(680,391)
Proceeds from sale of financial assets at FVTPL	98,852	818,576
Net cash used in investing activities	(7,727,535)	(4,666,404)

Cash flow from financing activities
Capital increase	823,036	—
Cost associated with issuing equity securities	(38,768)	—
Dividends and interest on shareholders' equity paid	(82,080)	(23,600)
Repurchase of treasury shares	(18,954)	(16,409)
Resources to non-controlling interest	(191)	1,327
Net cash from (used in) financing activities	683,043	(38,682)

Increase/(Decrease) in cash and cash equivalents	(3,285,433)	2,839,023
Cash and cash equivalents at the beginning of the year	4,259,379	1,331,648
Effect of the exchange rate variation on cash and cash equivalents	134,447	88,708
Cash and cash equivalents at December 31	1,108,393	4,259,379

The notes are an integral part of these consolidated financial statements

Consolidated statements of changes in equity For the years ended December 31, 2024 and 2023 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of January 1, 2023	13	7,817,670	(825,301)	—	—	6,992,382	96,722	7,089,104
Profit for the year	—	—	—	302,343	—	302,343	49,917	352,260
Proposed allocations:
Constitution/ reversion of reserves	—	302,343	—	(302,343)	—	—	—	—
Interest on equity / dividends	—	—	—	—	—	—	(23,600)	(23,600)
Net change in fair value - financial assets at FVOCI	—	—	160,233	—	—	160,233	—	160,233
Foreign exchange differences on the translation of foreign operations	—	—	(22,604)	—	—	(22,604)	—	(22,604)
Gains and losses - Hedge	—	—	12,163	—	—	12,163	—	12,163
Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Share-based payment transactions	—	(16,409)	—	—	16,409	—	—	—
Reflex reserve	—	44,217	—	—	—	44,217	—	44,217
Others	—	(536)	21	—	—	(515)	1,842	1,327
Balance as of December 31, 2023	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691

Balance as of January 1, 2024	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
Profit for the year	—	—	—	907,132	—	907,132	65,709	972,841
Proposed allocations:
Constitution/ reversion of reserves	—	907,132	—	(907,132)	—	—	—	—
Capital increase	—	823,036	—	—	—	823,036	—	823,036
Cost associated with issuing equity securities	—	(38,768)	—	—	—	(38,768)	—	(38,768)
Interest on equity / dividends	—	(68,813)	—	—	—	(68,813)	(13,267)	(82,080)
Foreign exchange differences on the translation of foreign operations	—	—	251,551	—	—	251,551	—	251,551
Gains and losses - Hedge	—	—	(92,014)	—	—	(92,014)	—	(92,014)
Net change in fair value - financial assets at FVOCI	—	—	(382,879)	—	—	(382,879)	—	(382,879)
Share-based payment transactions	—	(18,954)	—	—	18,954	—	—	—
Reflex reserve	—	43,074	—	—	—	43,074	—	43,074
Repurchase of treasury shares	—	—	—	—	(18,954)	(18,954)	—	(18,954)
Others	—	—	—	—	—	—	(191)	(191)
Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307
The notes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements As of December 31, 2024
Notes to the consolidated financial statements
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. (“Inter&Co” or “Company” and, together with its subsidiaries, "Inter Group", "Group" or "Inter"), is the controlling holding company of Inter Group and indirectly controls Banco Inter S.A. ("Banco Inter"). The Company is incorporated in the Cayman Islands as an exempted limited liability company on January 26, 2021, and registered with the U.S. Securities and Exchange Commission (“SEC”).
The history of Inter Group began in 1994, under the name Intermedium Crédito, Financiamento e Investimento S.A. Our operations began in 1995, providing personal loans to individuals and working capital loans to small and medium-sized companies. From 1995 to 2007, we operated primarily in the State of Minas Gerais and expanded the scope of our products to include real estate loans. In 2008, we received authorization from the Central Bank of Brazil to operate as a Multiple Bank, which allowed us to carry out all banking activities in Brazil. Thus, we began operating as a full-service bank, offering financing, investments and real estate credit, under the name Banco Intermedium S.A.
In 2012, we launched our insurance brokerage activities, offering a wide range of insurance products to our clients. In 2013, we also created our investment brokerage firm, Inter DTVM, regulated by the Brazilian Securities and Exchange Commission (CVM). From 1994 to 2014, we evolved from a finance company to a licensed bank, from a regional presence to a national presence, and from pure credit to credit and services. In 2015, we launched our 100% Digital Checking Account, the most important milestone in our history, changing our mission to be a full-service digital bank. We enhanced our Digital Checking Account in 2016, offering credit and debit cards and Mastercard foreign exchange products. In 2017, we changed our brand to “Banco Inter” to reflect the evolution of our business, with a simpler, shorter and more modern name, indicating the path we wanted to follow in the coming years.
In 2018, another important milestone was reached: we were the first digital bank to carry out an initial public offering (IPO) in Brazil, on the B3 – Bolsa, Brasil, Balcão.
We implemented another major evolution of our strategy in 2019, when we started offering a marketplace for non-financial products, going beyond banking services with our new business vertical Inter Shop & Commerce Plus. Between 2019 and 2022, we had a significant growth in the number of customers (from 4 million in 2019 to more than 24 million in 2022) and a continuous increase in the range of products offered. Thus, we believe that Inter is much more than a bank, we are a Super App, which allows customers to manage their finances and daily activities, through a simple and integrated digital experience.
In January 2022, Inter&Co Payments, Inc (formerly known as USEND or Pronto Money Transfer, Inc), a financial technology company headquartered in the United States, was acquired. Inter&Co Payments provides foreign exchange and payment services both for international and domestic costumers.
In June 2022, we completed our corporate reorganization, which consisted of migrating Banco Inter's shareholder base from B3 in Brazil to Inter & Co on Nasdaq (National Association of Securities Dealers Automated Quotations). Since then, the publicly-held company has been Inter & Co, Inc., traded under the ticker INTR, and with Brazilian Depositary Receipts (BDR) Level II traded on the B3 - Brasil, Bolsa, Balcão (“B3”), under the ticker INBR32.
In January 2023, we completed another acquisition in the United States, of YellowFi Mortgage LLC, a company that owns, manages and operates a mortgage origination and lending business primarily in the State of Florida, and YellowFi Management LLC, a company that manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage investment fund.

Notes to the consolidated financial statements As of December 31, 2024
In May 2023, we launched our seventh vertical, Loyalty. In 2024, we sold 36.8 million shares of our Class A common stock through a follow-on public offering, raising approximately US$162 million in gross proceeds. The offering initially closed in January 2024 and the exercise of the stock option closed in February 2024. One of the primary objectives of the offering was to increase liquidity for our Class A shares traded on Nasdaq.
In July 2024, we completed the acquisition of an additional 50% of the share captial of Granito Instituição de Pagamento S.A. (currently Inter Pag Instituição de Pagamento S.A.), consolidating Inter as the sole shareholder of this company, in a strategy to take advantage of the growth of the small and medium-sized business market and, through the combination of proprietary technologies, to offer for Inter and Inter Pag Instituição de Pagamento S.A. customers.
Inter Group’s objective is to act as a multi-service digital platform for individuals and legal entities, and its main activities include real estate credit, payroll loans, corporate credit, rural credit, credit card operations, checking accounts, investments, insurance services, and a marketplace for non-financial services. The operations are carried out within the context of Inter Group’s companies, operating in the market in an integrated manner.
2.Basis for preparation
a.Compliance statement
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The information contained in these consolidated financial statements and explanatory notes represents all relevant information inherent in its preparation and is consistent with the information used by Management in managing Inter Group’s business.
These consolidated financial statements were approved by the Board of Director’s meeting on February 05, 2025.
b.Functional and presentation currency
These consolidated financial statements are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively. The significant judgments made by management during the application of the Group’s accounting policies and the sources of estimation uncertainty are described below:
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial projections are included in the following notes:
•Basis for consolidation (see note 4a): whether Inter&Co has de facto control over an investee.
•Classification of financial assets (see notes 6 and 7): assessment whether financial assets comply with

Notes to the consolidated financial statements As of December 31, 2024 the solely payment of principal and interest (SPPI test) criteria and the business model in which the assets are managed (amortized cost, fair value through other comprehensive income or fair value through profit or loss).
•Equity accounted investees (see note 14): whether Inter&Co has significant influence over an investee.
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the next years, and the actual results may differ from those previously established. The main items susceptible to impacts due these estimates are shown below:
•Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•Business combination (see notes 4.b): determination of fair values of assets acquired and liabilities assumed in business combination;
•Impairment test of intangible assets and goodwill (see notes 16): for the purposes of impairment testing, each Group entity was considered a cash generating unit (“CGU”); and
•Deferred tax asset (note 34): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.
•Expected credit loss (see notes 4e and 12): the measurement of expected credit loss on assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models; and establishing different prospective scenarios and their weighting, and others.
•Provisions (see note 23): recognition and measurement of provisions, including the provision for legal proceedings. The main assumptions considered refer to the probability and magnitude of outflows of resources.
3.Changes to material accounting policies
New or revised accounting pronouncements adopted in 2024
The following new or revised standards have been issued by IASB, and were effective for the years covered by these consolidated financial statements.
•Classification of Liabilities as Current or Non-Current – Amendments to IAS 1: clarifies when to take into account contractual conditions (covenants) that may impact the unconditional right to postpone the settlement of liabilities for a minimum period of 12 months after the closing date of the report, in addition to establishing disclosure requirements for liabilities with covenants classified as non-current. These changes came into effect from the beginning of the 2024 financial year and had no significant impacts for Inter&Co.
•Changes to IFRS 16 – Leases: the IASB issued narrow-scope amendments to the requirements for sale and leaseback transactions (sale and leaseback), explaining how an entity should account for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all of the lease payments are variable lease payments that do not depend on an index or rate and are more likely to be impacted. These changes were effective for annual reporting periods beginning on or after January 1st, 2024 and had no significant impacts for Inter&Co.

Notes to the consolidated financial statements As of December 31, 2024
•Amendments to IAS 7 and IFRS 7 - Supplier Financial Arrangements: these amendments require disclosures to increase the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows, and liquidity risk exposure. The disclosure requirements are the IASB's response to investor concerns that some companies' supplier financing arrangements are not sufficiently visible, making it difficult for investors to scrutinize. These amendments were effective for annual reporting periods beginning on or after January 1st, 2024 and had no impacts for Inter&Co.
Other new standards and interpretations issued but not yet effective
•Amendment to IAS 21 - Effects of Changes in Exchange Rates and Translation of Financial Statements: the changes require the application of a consistent approach when assessing whether one currency can be exchanged for another and the amendment clarifies how entities should determine the exchange rate to be used and the disclosures to be provided, when a currency is difficult, or cannot, be exchanged. The changes aim to improve the information that an entity provides in its financial statements. The mentioned amendment is required for annual reporting periods beginning on or after January 1st, 2025. Management does not expect the adoption of the amendment described above to have a significant impact, other than additional disclosures, on Inter Group's consolidated financial statements.
•Amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments Disclosures: issued in May 2024, the amendments and clarifications are in relation to the write-off of financial liabilities through electronic systems, evaluation of the contractual characteristics of cash flow in the classification (SPPI Test), such as: financial assets linked to ESG (Environmental, Social and Governance) and among other financial instruments. In addition, additional disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. The changes are effective for annual reporting periods starting on January 1, 2026 or after. Management is evaluating the effects in the adoption of this amendment on Inter Group's consolidated financial statements.
•IFRS 18 - Presentation and Disclosure in Financial Statements: the new standard issued in April 2024 replaces IAS 1 and brings additional requirements for financial statements in order to improve information to shareholders. It defines, for example, three new categories for revenues and expenses: operating, investments and financing, in addition to including new subtotals. The rule also provides guidance on the disclosure of performance indicators defined by the Management and brings specific requirements for companies in the banking and insurance sector. IFRS 18 will become effective for annual reporting periods on January 1, 2027 or after, and Management is evaluating the effects in the adoption of this standard on Inter Group's consolidated financial statements.
•IFRS 19 – Subsidiaries without Public Accountability: Disclosures: issued in May 2024, the standard defines that a subsidiary without public liability may provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. Management is evaluating the effects in the adoption of this standard on Inter Group's consolidated financial statements.
4.Material accounting policies
The accounting policies described below were applied in all years presented in the consolidated financial statements.
a.Basis for consolidation
Companies that Inter&Co controls are classified as subsidiaries. The Company controls an entity when it is exposed to or has the right to variable returns arising from its involvement with the entity and has the ability to use its power to affect the value of such returns.

Notes to the consolidated financial statements As of December 31, 2024
Adjustments are made to the subsidiaries’ financial statements in order to provide uniformity and conformity of criterion in preparation of the consolidated financial statements.
The subsidiaries are consolidated in full as from the date the Company gains control of their activities until the date on which control ceases to exist.The only the significant restrictions on the Group’s ability to access or use the assets and settle the Group's liabilities, are the regulatory restrictions, linked to the compulsory reserves maintained in compliance with the requirement of the Central Bank of Brazil, which limited the ability of subsidiaries of Inter&Co to transfer cash to other entities within the economic group. There are no legal or contractual restrictions and no guarantees or other requirements that may restrict that dividends and other capital distributions are paid or that loans and advances are made or paid to (or by) other entities within the economic group.
The following table shows the subsidiaries in each year:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					12/31/2024	12/31/2023
Direct subsidiaries
Inter&Co Participações Ltda. (f)	Holding Company	2,348,517,995	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc	Holding Company	100	US$	USA	100.00%	100.00%
Inter Holding Financeira S.A.	Holding Company	401,207,704	BRL	Brazil	100.00%	100.00%
Inter Marketplace Intermediacão de negócios e Serviços Ltda. (a)	Marketplace	1,984,271,386	BRL	Brazil	100.00%	100.00%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (d)	Investment Fund	492,297,014	BRL	Brazil	100.00%	—%
Inter&Co Solutions (g)	Provision of services	16,000,000	BRL	Brasil	100.00%	—%
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	2,593,598,009	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities broker	335,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	60,000	BRL	Brazil	60.00%	60.00%
Inter Titulos Imobiliarios Fundo de Investimento Imobiliario	Investment Fund	485,935,000	BRL	Brazil	97.19%	98.30%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	145,125,000	BRL	Brazil	65.17%	86.46%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	144,796,772	BRL	Brazil	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	44,578	BRL	Brazil	91.29%	99.11%
IM Designs Desenvolvimento de Software S.A	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	750,814	BRL	Brazil	70.87%	70.87%
Inter Café Ltda.	Provision of services	13,010,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	6,010,008	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter&Co Securities, LLC (b)	Holding Company	100,000	US$	USA	100.00%	100.00%
Inter&Co Tecnologia e Serviços Financeiros Ltda. (c)	Provision of services	9,896,122,671	BRL	Brazil	100.00%	—%
Inter Pag Instituição de Pagamento S.A (e)	Provision of services	841,574,256	BRL	Brasil	100.00%	50.00%
Inter & Co Us advisors, LLC (h)	Asset management	—	US$	USA	100.00%	—%

a.On March 27, 2024, Banco Inter, which was the sole shareholder of Inter Marketplace, transferred its shares to Inter&Co Participações Ltda., which became the direct controlling company of Inter Marketplace Intermediação de Negócios e Serviços Ltda and, consequently, an indirect subsidiary of Inter&Co. Subsequently, on November 2, 2024, Inter Marketplace Intermediação de Negócios e Serviços Ltda became a direct subsidiary of Inter&Co, Inc.
b.The reorganization of Inter&Co Securities, LLC ("Securities") was completed on February 22, 2024. Inter&Co, Inc. ("Inter&Co"), which was the sole owner of Securities, transferred Securities' shares to its direct subsidiary, Inter US Holding, Inc. ("US Holding"). With the completion of this reorganization, Securities is now a direct subsidiary of US Holding and, consequently, an indirect subsidiary of Inter&Co.
c.On April 19, 2024, Inter&Co Tecnologia e Serviços Financeiros Ltda., became directly controlled by Banco Inter. Previously, Inter&Co Tecnologia e Serviços Financeiros Ltda. was controlled by Inter&Co Payments, Inc.
d.On June 28, 2024, Inter&Co acquired a number of shares in the Landbank fund. As a result of this acquisition, the fund began to be consolidated in the Group's consolidated financial statements.
e.On May 28, 2024, Banco Inter (indirect subsidiary) announced the execution of contracts for the acquisition of the entire share capital of Inter Pag, after approval by BACEN (Central Bank of Brazil) which occurred on July 24, 2024, Inter became the sole shareholder of Inter Pag Instituição de Pagamento S.A. (previously named Granito Soluções em Pagamento S.A.).
f.On November 2, 2024, Inter&Co Participações carried out a capital reduction through the delivery of investments held by Inter Marketplace Intermediação de Negócios e Serviços Ltda. to Inter&Co Solutions to Inter&Co, Inc.
g.Inter&Co Solutions Ltda. was formed on July 2024 as a subsidiary of Inter&Co Participações. Subsequently, Inter&Co Solutions became a direct subsidiary of Inter&Co, Inc.
h.In October 2024, Inter&Co US Advisors was incorporated and became the direct subsidiary of US Holding, Inc, and consequently, an indirect subsidiary of Inter&Co.

Notes to the consolidated financial statements As of December 31, 2024
Non- controlling interest
Inter&Co can control some investees even not holding 100% of their capital. In these investments, the Company recognizes the portion related to non-controlling interests in shareholders’ equity in the consolidated balance sheet and presents, in the income statement, the results from its subsidiaries that are related to non-controlling interest. In transactions which the Company purchase additional interest from non-controlling shareholders, the difference between the amount paid and the interest acquired is recorded in shareholders’ equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity, unless the disposal of this interest do not represent a loss of control.
Balances and transactions eliminated on consolidation
Intra-group balances and transactions, including any unrealized gains or losses arising from intra-group transactions, are eliminated in the consolidation process. Unrealized losses are eliminated only to the extent that there is no evidence of impairment.
b. Business combination
Business combinations are recorded using the acquisition method when the set of assets acquired meets the definition of a business and control is transferred to the Group. In determining whether a set of activities and assets is a business, Inter assesses whether the acquired set includes at least one input and one substantive process that together contribute significantly to the ability to generate future results.
Inter has the option of applying a “concentration test” that allows it to assess in a simplified manner whether a set of activities and assets acquired is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill resulting from the transaction is tested annually for impairment. Gains on a bargain purchase are recognized immediately in profit or loss. Transaction costs are recorded in profit or loss as incurred, except for costs related to the issuance of debt or equity instruments. The consideration transferred does not include amounts relating to payments for pre-existing relationships. These amounts are generally recognised in the the income statement.
Any contingent consideration payable is measured at its fair value at the acquisition date. If the contingent consideration is classified as an equity instrument, it is not remeasured and the settlement is recorded in equity. The remaining contingent consideration is remeasured at fair value at each reporting date and subsequent changes in fair value are recorded in the the income statement.
Inter Pag Instituição de Pagamento S.A (“Inter Pag”) (previously named Granito Soluções em Pagamentos S.A.)
On July 24, 2024, Banco Inter became the sole shareholder of Inter Pag, holding 100% of the share capital. Prior to this transaction, the Group had held 50% of the share capital of Inter Pag.
Inter Pag is a Brazilian card payment services company that aims to integrate its complete technology into Banco Inter's ecosystem, strengthening its offer of smart payment solutions to the market. With a vision focused on the future, the acquisition of Inter Pag prepares Banco Inter to not only meeting but also anticipating the needs of its customers with innovation, agility and accessibility.

Notes to the consolidated financial statements As of December 31, 2024
I. Acquisition cost
The table below summarizes the amount of the consideration transferred:

In thousands of Reais	2.024
Cash and cash equivalents	111,785
Total consideration transferred	111,785
II.    Purchase price
Inter incurred acquisition-related costs of R$255 for legal fees and due diligence costs. These costs were recorded as “Administrative expenses” in the income statement.
III. Identifiable assets acquired and liabilities assumed
The fair value of Inter Pag's identifiable assets and liabilities assumed on the acquisition date are presented below:

In thousands of Reais		2024
Assets	Note	1,238,608
Cash and cash equivalents		30,110
Loans and advances to financial institutions		777,806
Deferred tax assets	34	86,588
Property and equipment	15	155,992
Intangible	16	93,298
Other assets		94,814
Liabilities	Note	1,177,578
Liabilities with financial institutions		831,135
Borrowings and on-lending		303,643
Tax liabilities		1,877
Provisions	23	5,707
Deferred tax liabilities	34	13,755
Other liabilities		21,461
Total net identifiable assets at fair value		61,030
Fair value measurement

The valuation techniques used to measure the fair value of the significant assets acquired were as follows:

Acquired assets	Assessment techniques	Fair value	Useful life
Software	We estimate the fair value of the software using the Royalty Relief methodology. This approach is based on the capitalization of royalties saved, considering that the company owns the software.	40,457	10.5

Provisions

On the date of acquisition of Inter Pag , provisions totaling R$5,707 were recorded for labor lawsuits of various natures, including payment of overtime, unhealthy working conditions, dangerous working conditions and severance pay. These lawsuits are at different procedural stages, in addition to including civil lawsuits.

Notes to the consolidated financial statements As of December 31, 2024
On the reporting date, the provisions were reassessed and the amount was adjusted to R$5,330, based on the expected probable outcome. The provision will be reviewed periodically, and the adjustments will be recognized in the income statement for the period, as the cases progress.
IV. Goodwill
The goodwill recognized as a result of the acquisition was determined as follows:

In thousands of Reais	Note	2024
Consideration transferred	4.b (i)	111,785
Fair value of equity interest previously held in the acquired company		111,785
Fair value of identifiable net assets	4.b (iii)	(61,030)
Goodwill	16	162,540
The fair value assessment of the pre-existing 50% stake in the acquired entity generated a capital gain of R$34,032, calculated as the difference between R$111,785 of the consideration transferred and R$77,752, which represents the carrying amount of the investment measured by the equity method on the acquisition date. This amount was recognized as capital gains in other revenues in the income statement (refer to note nº 29).
The goodwill is primarily attributable to future economic benefits resulting from synergies between Inter Pag, a Brazilian card payment services company, and Banco Inter's ecosystem. This acquisition will provide Banco Inter with the full integration of Inter Pag's technology, strengthening its offering of smart payment solutions in the market. With a forward-looking vision, Banco Inter is prepared to shape tomorrow's financial transactions, not only by meeting but also anticipating the needs of its customers. The recognized goodwill is not expected to be deductible for income tax purposes.
V.    Contribution to Inter Group’s results
In the year ended December 31, 2024, Inter Pag contributed with a net revenue of R$96,126 and a profit of R$1,472 to Inter Group’s results. If the acquisition had occurred on January 1, 2024, it would have contributed with a net revenue of R$187,270 and a loss of R$3,488.
c.    Foreign currency transactions and translation of financial statements
Foreign currency transactions
Transactions in foreign currency are translated into the respective functional currencies of each entity in the Group by the spot exchange rates on the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies at reporting dates are translated into the functional currency at the spot exchange rate at that date. Non-monetary assets and liabilities measured at fair value in foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Foreign currency differences arising on translation are generally recognized in profit or loss.
Translation of financial statements
Assets and liabilities from subsidiaries with a functional currency different from the Company’s presentation currency, including goodwill and fair value adjustments arising on acquisition, are translated into the Brazilian Real at the exchange rates prevailing at the reporting date. Revenues and expenses are converted into the Real using the average exchange rates for each period.
The foreign currency differences generated in the translation into the presentation currency are recognized in other comprehensive income. If the subsidiary is not a wholly owned subsidiary, the corresponding portion of the translation difference is attributed to the non-controlling shareholders.

Notes to the consolidated financial statements As of December 31, 2024
When a foreign entity is wholly or partially disposed of such that control, significant influence or joint control is lost, the cumulative amount of exchange rate changes related to such foreign entity is reclassified to profit or loss. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is attributed to the interest of non-controlling shareholders.
d.    Cash and cash equivalents
The balance of cash and cash equivalents consists of cash held and bank deposits on demand (in Brazil and abroad) and other short-term highly liquid investments with original maturity dates not exceeding 3 months that are subject to insignificant risk of changes in their fair value. These instruments are used by the Group to manage its short-term commitments.
e.    Financial assets and liabilities
Financial assets and liabilities are initially booked at fair value, and subsequently, measured at amortized cost or fair value.
i.Classification and Measurement of Financial Assets
Financial Instruments are classified as financial assets into the following measurement categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); or
•Fair value through profit or loss (FVTPL).
The classification and subsequent measurement of financial assets depend on:
•The business model in which they are managed;
•The characteristics of their cash flows (Solely Payment of Principal and Interest Test - SPPI Test).
Business model: represents the way in which the financial assets are managed to generate cash flows and does not depend on management’s intentions regarding an individual instrument.
Financial assets may be managed for the purpose of:
i)    collecting contractual cash flows;
ii)    collecting contractual cash flows and selling assets; or
iii)    others.
To evaluate business models, the Group considers the risks affecting the performance of the business model; and how the performance of the business model is assessed and reported to management.
When the financial asset is held in business models “i” and “ii” above, the SPPI Test needs to be applied.
SPPI Test: assessment of cash flows generated by the financial instrument in order to verify whether they refer only to payments of principal and interest, which includes only consideration for the time value of money, credit risk and other basic lending risks.
If the contractual terms introduce exposure to risks or volatility in cash flows, such as exposure to changes in the prices of equity instruments, the financial asset is classified as at fair value through profit or loss. Hybrid contracts shall be assessed as a single unit, including all embedded features.

Notes to the consolidated financial statements As of December 31, 2024
Classification
Based on these factors, the Group applies the following criteria for each classification category:
Amortized Cost
•Assets managed to obtain cash flows consisting only of payments of principal and interest (SPPI Test);
•Initially recognized at fair value plus transaction costs;
•Subsequently measured at amortized cost, using the effective interest rate;
•Interest, including the amortization of premiums and discounts, is recognized in the Income Statement under the line item Interest income calculated using the effective interest method.
Financial Assets at Fair Value Through Other Comprehensive Income
•Assets managed both to obtain cash flows consisting only of payments of principal and interest (SPPI Test) and from sale;
•Initially recognized at fair value plus transaction costs and subsequently measured at fair value;
•Interest income is recognized in the Income Statement using the effective interest rate under the line item Interest income calculated using the effective interest method;
•Expected credit losses are recognized in the income statement;
•Unrealized gains and losses (except expected credit losses, currency rate differences, dividends and interest income) are recognized, net of applicable taxes, as other comprehensive income under the line item financial assets at FVOCI - net change in fair value.
Financial Assets at Fair Value Through Profit or Loss
•Assets that do not meet the classification criteria of the previous categories; or assets designated at initial recognition as at fair value through profit or loss to reduce "accounting mismatches";
•Initially recognized and subsequently measured at fair value;
•Transaction costs are recorded directly in the income statement;
•Gains and losses arising from changes in fair value are recognized in the income statement in the line item net gains/(losses) from derivatives or income from securities.
Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.
Financial assets are derecognized when the rights to receive cash flows expire or when the Group transfers substantially all the risks and rewards. When the Group neither transfers nor retains substantially all the risks and rewards, the Group assesses if it has maintained control. If the Group has not retained control, then it derecognizes the asset. If the Group has retained control then it continues to recognize the asset to the extent of its continuing involvement.
Financial assets and liabilities are offset and the net amount is reported in the balance sheet only when there is a legal right to offset the amounts recognized and there is the intention to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Notes to the consolidated financial statements As of December 31, 2024
Equity Instruments
An equity instrument is any contract proving a residual interest in the assets of an entity, after deducting all its liabilities, such as Shares and Quotas.
The Group measures all its equity instruments held at fair value through profit or loss. Gains and losses on equity instruments measured at fair value through profit or loss are recorded in the Income Statement.
Effective Interest Rate
The effective interest rate is established on initial recognition of financial assets and liabilities and is the rate that discounts estimated future receipts or payments over the expected life of the financial asset or liability to the value at initial recognition.
For the calculation of the effective interest rate, the Group estimates the cash flows considering all the contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between the parties to the agreement, transaction costs and all other premiums or discounts.
Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial asset.
Fair value
Fair value is the price that would be received for the sale of an asset or that would be paid by the transfer of a liability in an orderly transaction between market participants at the measurement date.
Details on the fair value of financial instruments as well as on the fair value hierarchy are presented in note nº 7.
Expected Credit Loss
The Group assesses, on a prospective basis, the expected credit loss associated with financial assets measured at amortized cost or at fair value through other comprehensive income. The recognition of the provision for expected credit loss is made on each reporting date and an expense is recognized in the income statement.
In the case of financial assets measured at fair value through other comprehensive income, the Group recognizes the expense for provision for credit losses in the income statement and adjusts the fair value gains or losses recognized in other comprehensive income.
Measurement of Expected Credit Loss
•Financial assets: the loss is measured at the present value of the difference between the contractual cash flows and the cash flows that the Group expects to receive discounted at the effective rate;
•Loan commitments: the loss is measured at the present value of the difference between the contractual cash flows that would be payable if the commitment was honored and the cash flows that the Group expects to receive;
•Financial guarantees: the loss is measured by the difference between the expected payments to the counterparty and the amounts that the Group expects to recover.
At each reporting date, the Group estimates the expected loss of its credit portfolio. Expected loss is calculated using the following inputs: probability of default (PD), loss given default (LGD) and exposure to default (EAD):

Notes to the consolidated financial statements As of December 31, 2024
•Probability of default (PD): The PD parameter indicates the probability of a customer defaulting within a given period of time calculated by internal assessment models. The PD is calculated taking into account the risk equivalent to a 12-month horizon, the risk associated with the total remaining term of the operation, or a 100% probability of default;
•Loss given default (LGD): The LGD expresses the percentage of loss in case of default, considering recovery efforts. The calculation is carried out taking into account the characteristics of the financial asset, as well as its guarantees and/or other relevant credit related characteristics;
•Exposure to default (EAD): EAD is the expected value of the Group's exposure to customers at default which is used in estimating the expected loss. In the case of commitments or financial guarantees provided, the EAD incorporates the expected drawdown of these commitments or guarantees at the date of default.
To calculate the expected credit loss, the loan portfolio is divided into products with similar characteristics, as follows: real estate loans; credit cards; personal loans and business loans.
Subsequently, customers are classified into rating levels according to the PD associated with each one. For the PD estimation, customer behavior is considered, considering information from credit bureaus and internal historical data.
For the LGD estimate, an exercise period - asset recovery - of up to 60 months is considered, considering the nature of the operations. However, to calculate the recovered value, the loss of value over time is considered to measure the economic impacts on that asset.
The Group uses the three-stage approach in measuring expected credit loss, given that financial assets are transferred from one stage to another based on changes in credit risk. The stages are as follows:
•Stage 1: the risk of loss in this stage does not present significant variations, the provision reflects expected losses resulting from potential defaults over the following 12 months;
•Stage 2: This stage is applied in the case of financial assets originated or acquired without credit recovery problems, which present a significant increase in risk since their initial recognition, without yet being credit-impaired. Inter assesses the risk of its financial assets based on absolute criteria (31 to 90 days of delay) and relative criteria that compare the current behavior score with the initial recognition score, taking into account variables such as default in other products and data market; and
•Stage 3: At this stage, the financial instrument is considered to be credit-impaired and has observable recovery problems due to one or more events that caused a loss. The Group identifies financial assets as credit-impaired based on assets overdue for more than 90 days or on indications that the debt will not be paid in full without activating financial guarantee. The provision for losses reflects expected losses due to credit risk over the residual life of the financial instrument.
In the event that the credit risk increases or decreases, the financial instrument may be transferred to stages 2 and 3 (high risk), or return to stage 1(low risk) in the event it no longer presents credit impairment problems or it has been bought/originated with signs of impairment.
Finally, in order to incorporate the macroeconomic perspectives that might affect the financial conditions of the portfolio, a correction factor based on a macroeconomic model is used; it considers the main market indicators: Interbank deposit rate (DI), broad national consumer price index (IPCA), gross domestic product (PIB) and minimum wage.

Notes to the consolidated financial statements As of December 31, 2024
The probability of default of each product group is calibrated using a multiplier, which contemplates the forecasts for the variables mentioned above, with variations that represent a base scenario and a market stress scenario. The forecasts of the macroeconomic variables used are obtained by means of a study by the Research department of Inter, in addition to the evaluation of external forecasts.
To determine the provision for expected losses, the PD calibrated by the macroeconomic model is multiplied by the LGD and EAD of each operation, which results in the final expected credit loss of each asset.
The areas of credit risk and data intelligence are responsible for defining the methodologies and modeling used to measure the expected loss in credit operations and to assess the evolution of the provision amounts, on a recurrent basis.
Such areas monitor the trends noticed in the provision for expected credit loss by segment, in addition to establishing an initial understanding of the variables that may trigger changes in provision, PD or LGD.
Write-off of Financial Assets
When there is no reasonable expectation of recovery of a financial asset (generally when the customers is more than 360 past due or when the Group has been notified of the customer's death), the total write-off is made simultaneously with the reversal of the related provision for expected loss, with no net impact on profit or loss. Subsequent recoveries of these amounts are recorded as gains in the Income Statement, under Result of losses due to reduction in the recoverable value of financial assets.
ii. Classification and Measurement of Financial Liabilities
Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for:
Financial Liabilities at Fair Value Through Profit or Loss: classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce "accounting mismatches". The Group designates financial liabilities, irrevocably, at fair value through profit or loss on initial recognition (fair value option), when the option reduces or significantly eliminates measurement or recognition inconsistencies.
Derecognition and Modification of Financial Liabilities
The Group derecognizes a financial liability from the balance sheet when it is extinguished, i.e., when the obligation specified in the agreement is discharged, canceled or expired. An exchange of debt instrument or substantial modification of the terms of a financial liability results in the derecognition of the original financial liability and the recognition of a new one.
iii. Derivatives
All derivatives are recorded as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative.
The Group has opted to continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2024, however, it may adopt the IFRS 9 requirements in future periods. Pursuant to this rule, derivatives may be designated and qualified as hedge instruments for accounting purposes and, depending on the nature of the hedged item, the method for recognizing fair value gains or losses will be different. All the following conditions shall be met to qualify as an accounting hedge:
•At the beginning of hedge, there is a formal designation and documentation of the hedge relationship and the objective and strategy of the entity's risk management;

Notes to the consolidated financial statements As of December 31, 2024
•It is expected that hedge will be highly effective in achieving offsetting changes in the fair value or in the cash flows attributable to the hedged risk, consistent with the risk management strategy originally documented for this hedge relationship;
•For a cash flow hedge, an expected transaction that is subject to the hedge shall be highly likely and generate changes in cash flows that could ultimately affect profit or loss;
•The hedge effectiveness can be reliably measured, i.e., the fair value or the cash flows of the hedged item attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured; and
•The hedge effectiveness is measured on an ongoing basis and determined to be highly effective during all periods for which it was designated.
There are three possible types of hedges under the standards: fair value hedge, cash flow hedge and hedge of net investment in a foreign subsidiary. The Group uses only fair value hedge with derivatives as the hedging instruments.
For derivatives designated and qualified as part of a fair value hedge, the following practices are applied:
•The gain or loss resulting from the re-measurement of the hedging instrument at fair value is recognized in profit or loss; and
•The gain or loss resulting from the fair value measurement of the hedged item attributable to the designated risk is recognized in profit or loss. When the derivative expires or has been sold and the hedge or the accounting hedge criteria cease to be met, or the Group revokes the designation, the Group discontinues prospectively the hedge accounting. Any adjustment to the carrying amount of the hedged item is amortized in profit or loss.
In compliance with its risk management policies, as described in note 7, the Group uses derivative financial instruments, mainly swap registered with B3 S.A. – Brasil, Bolsa, Balcão, in market risk hedges of certain loans and advances to customers. The derivative financial instruments are presented in note 11.
iv. Loan Commitments and Financial Guarantees
Loan commitments and financial guarantees are initially recognized at fair value. Subsequently this fair value is amortized over the life of the contract. If the Group concludes that the expected credit loss in respect of the contract is higher than the initial fair value less accumulated amortization, the contract is measured at the expected credit loss amount.
f.    Non-current assets held for sale
Non-current assets held for sale include properties recovered from loans and advances to customers, if their carrying amount is expected to be recovered principally through sale rather than use. This condition is met only when the sale is highly probable, and the non-current asset is available for immediate sale in its current condition, unless the unavailability for immediate sale is not under the Company’s control. Management must be committed to the sale, which, on recognition, is expected to be considered completed within one year of the classification date. The reclassification of assets to this balance sheet line item, when this condition is met, is carried out at the lower of its carrying amount or the fair value less costs to sell of the asset.
g.    Property and equipment
Recognition and measurement
Property and equipment items are measured at historical cost, excluding maintenance expenses, less accumulated depreciation and any accumulated impairment losses.

Notes to the consolidated financial statements As of December 31, 2024
The cost includes expenses directly attributable to the acquisition of the asset. The cost of assets generated internally includes the cost of materials and direct labor as well as any other directly attributable costs required to make it ready for its intended use. Purchased software that is integral to the functionality of the related equipment is recorded as part of that equipment. The useful lives and residual values of the assets are reevaluated and adjusted, if necessary, at each balance sheet date or when applicable.
Gains and losses on the sale of property and equipment (calculated as the difference between the proceeds from the sale and the carrying value of property and equipment) are recorded in the Income Statement.
Subsequent expenditure
The cost of repairing or maintaining that does not represent represents a relevant increase in the asset’s ability to generate future economic benefits to Inter&Co is recognized in profit or loss as incurred. Items of property and equipment that are essential for its maintenance and operation, or that will increase its capability of generate future economic benefits, are recorded as part of its carrying amount as incurred.
Depreciation
Depreciation of property and equipment is recognized using the straight-line method over their estimated useful lives to reduce their carrying amount to their estimated residual values. Land is not depreciated.
The estimated useful lives of items of property and equipment are as follows:

Description	Estimated useful lives
Buildings, furniture and equipment	10 years
Data processing system	5 years

The depreciation methods, the useful lives and the residual values are reviewed at each reporting date and adjusted if appropriate.
h.    Intangible assets
Goodwill
Goodwill results from the acquisition of subsidiaries and represents the excess of the sum of: (i) transferred consideration; (ii) the value of the non-controlling interest in the acquired company; and (iii), in a business combination achieved in stages, the fair value of the Group’s previously held equity interest in the company, over the fair value of the identifiable net assets acquired.
I.Analysis of impairment loss Inter&Co Payments, Inc
The impairment test of Inter&Co Payments, Inc was carried out for the base date of September 30, 2024 and no impairment to the recoverable value of the goodwill was recorded in this financial statements, given that the recoverable value was higher than its book value.
The recoverable values were calculated based on their value in use, discounting the future cash flows that are expected to be generated by the continuous use of their assets until their final disposal.
Main areas of judgment

The values assigned to key assumptions represent management's assessment of future trends in the relevant industry and were based on historical data from external and internal sources.
The discount rate used was determined based on five-year cash flow projections and a long-term growth rate was used to extrapolate cash flows beyond these periods.

Notes to the consolidated financial statements As of December 31, 2024
Revenue growth was projected taking into account the revised US customer curve, in line with Inter's strategy for international business over the next 5 years. The budgeted profit before taxes, depreciation and amortization was based on expectations of future results taking into account past experience, adjusted for expected revenue growth. Assumptions for future revenue growth include the projected growth rate and long-term inflation expectations. The key assumptions described above may change as economic and market conditions change.
The estimated recoverable amount exceeded its carrying amount on December 31, 2024. The carrying amounts and the main assumptions used in determining recoverable amounts are:

Investment	Carrying amount (a)	Goodwill on 12/31/2024	Discount rate (%)	Growth rate (%)
Inter&Co Payments, Inc	R$1,608,004	R$554,759	25.3	3.0
(a)    The carrying value in dollars according to the report as of September 30, 2024 was $295,155, converted using the PTAX on the same date.
Customer relationships
Customer relationships are recognized at fair value on the acquisition date. Subsequently they are measured at cost less accumulated amortization. The amortization is calculated using the linear method over the expected life of the relationship with the customer.
Software
Purchased software and licenses are capitalized based on the costs incurred to acquire them and make them ready for use. These costs are amortized over their useful lives.
Software maintenance costs are recognized as an expense as incurred. Development costs, which are directly attributable to the design and testing of identifiable and unique software products controlled by the Group, are recognized as intangible assets.
Directly attributable costs, which are capitalized as part of the software, include the cost of employees allocated to software development and an allocation of applicable overhead expenses. Costs also include borrowing costs incurred during the software development period.
Software development costs recognized as assets are amortized over their estimated useful life.
Development cost
The cost of intangible assets generated internally includes all directly attributable expenses, necessary for creation, production and preparation of the asset to be able to function as intended by management. Development costs, which are directly attributable to a software development project controlled by the Group, are recognized as intangible assets. Directly attributable costs include the cost for employees allocated to the development of the software and an allocation of the applicable indirect expenses. The costs also include the financing costs incurred during the year of development of the software.
The development costs recognized as assets are amortized over their estimated useful life. The costs associated with software maintenance are recognized as expenses, as incurred.
Amortization
The estimated useful lives of intangible asset items are as follows:

Description	Estimated useful lives
Customer relationships	5 years
Internally developed software	3 to 10 years
Software and licenses	6 to 10 years

Notes to the consolidated financial statements As of December 31, 2024
The amortization methods and the useful lives are reviewed at each reporting date and adjusted if appropriate.
i.    Impairment of non-financial assets
On each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine if there is any indication of impairment. In case there is such indication, then the recoverable value of the asset is estimated. The impairment test is performed at least annually or when there are events or circumstances that indicate that the carrying value exceeds its recoverable value.
For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (i.e., cash-generating units - CGUs).
The recoverable amount of an asset or CGU is the higher of its value in use and its fair value less selling cost. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Impairment losses recognized in prior years are assessed at each reporting date to detect indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.
j.    Provisions
A provision is recognized if, as a result of a past event, the Group has a present, legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.
Provisions are determined based on expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
In establishing provisions, Management considers the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous proceedings, the complexity and the position of the courts and the assessment of the probability of loss.
Contingent liabilities are:
•a possible obligation arising from past events and whose existence may only be confirmed by the occurrence of one or more uncertain future events not fully within the Group’s control; or
•a present obligation stemming from past events that is not recognized because:
•it is not probable that an outflow of resources encompassing economic benefits shall be required in order to settle the obligation; or
•the amount of the obligation cannot be measured with sufficient certainty.
The provisions are measured at the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering:
•The risks and uncertainties involved;
•Where relevant, the financial effect produced by the discounted present value of future cash flows required to settle the obligation;
•Future events that may change the amount required to settle the obligation.

Notes to the consolidated financial statements As of December 31, 2024
Contingent assets are recognized only when there is a secured guarantee or favorable court rulings over which there are no more appeals, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are disclosed when material.
k.    Employee benefits
Short-term employee benefits
Short-term employee benefits are recognized as personnel expenses to the extent the corresponding service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation may be estimated reliably.
Share-based remuneration arrangements, settleable in shares
The fair value at the grant date of share-based compensation agreements granted to employees is recognized as an expense, with a corresponding increase in shareholders’ equity, during the period in which employees unconditionally acquire the right to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that service and performance conditions will be met, in such a way that the final value recognized as an expense is based on the number of awards actually meeting the conditions of service and performance on the vesting date.
l.    Income tax and social contribution

Provisions are calculated considering the tax base in accordance with the relevant legislation and the applicable rates:
Deferred tax assets are recognized and measured based on expectations for realization, considering technical studies and analyses made by management.
The Group performs a study regarding the likelihood of acceptance by the ultimate taxation authority of any uncertain tax positions it adopts based on its evaluation of different factors, including interpretation of the fiscal laws and past experience. No additional provision was recognized for any of the open fiscal periods. Such evaluation is grounded on estimates and assumptions, which may involve judgments of future events. New information can be made available, which would lead the Group to change its judgment regarding the suitability of the existing provision. Any such changes will impact the income tax expenses in the year they are made.
Current taxes
Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year and any adjustment to tax payable in respect of previous years. It is measured based on tax rates enacted or substantively enacted at the reporting date.
Deferred taxes
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for taxation purposes. The tax benefit of tax loss carryforwards is recognized only when it is probable that future taxable profits shall be generated in sufficient amounts to allow it to be realized. Income tax and social contribution expenses are recognized in the Income Statement, unless related to the valuation of financial instruments at FVOCI when these are recognized in other comprehensive income.
m.    Interest
Interest income and expenses are calculated using the effective interest method (see note 4c) for all financial instruments at amortized cost and FVOCI.

Notes to the consolidated financial statements As of December 31, 2024
The fair value changes of derivative financial instruments qualified for fair value hedges of interest rates are recorded as interest income or expenses in the same line item where the changes in the fair value of the hedged items are recorded.
n.    Income from services and commissions
The Group recognize the revenue from services and fees using a five step model as follows:
•Step 1 - Identify the contract(s) with the customer
•Step 2 - Identify the performance obligations in each contract
•Step 3 - Determine the transaction price in accordance with the contractual terms. If a contract includes variable consideration, the Group estimates the amount of consideration that it will be entitled to in exchange for transferring the promised goods or services to the customer, applying the constraint.
•Step 4 - Allocate the transaction price to the performance obligations in the contract based on their stand-alone selling price. The stand-alone selling price of the service is the price at which the Group would sell a service separately to a customer on a segregated basis. The best evidence of a stand-alone selling price is the observable price of a service when the Group sells that service separately under similar circumstances and to similar customers. If the service is not sold to a customer separately, the stand-alone selling price is estimated using an appropriate method. When estimating a stand-alone selling price, all information (including market conditions) that is available is considered and the use of observable data is maximized.
•Step 5 - Recognize revenue when (or as) the entity satisfies a performance obligation (i.e. the service is effectively rendered).
The Group's main services and fees revenues are
•Interchange fees: are commission income from card transactions carried out by customers with cards issued by the Group. The performance obligation is satisfied when the transaction is made. The transaction price is pre-defined percentage of the total payment made using the card.
•Asset management (management of third party resources): management and performance fees. Management fees are recognized as the service is performed in each year. The performance fees are variable and are recognized at the end of each performance period when it is highly probable that a significant reversal will not subsequently occur.
•Bank fees: are primarily related to account opening fees and fees charged for interbank transfers made by Inter account holders, and are recognized when the services are provided. The transaction price is the contractual amount.
•Commission and intermediation: revenues relate to the intermediation of the sale of products and services. Revenues are recognized when the service of intermediation is performed at which point the performance obligation is satisfied. The transaction price is the contractual amount which, generally, is a percentage of the sale value.
•Credit operations: refers to income with fees from loans and financing in operations carried out at pre- and post-fixed rates. The transaction price is the contract value.

Notes to the consolidated financial statements As of December 31, 2024
o.    Equity
Share capital
The class A and class B shares of the Company (Inter&Co Inc.) are classified in a specific group in equity. Additional costs directly attributable to the issuance of new shares or options are included in equity as a deduction of the amount raised, net of taxes.
Basic and diluted earnings per share
Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, which excludes the average number of shares held in treasury.
Diluted earnings is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, excluding the average number of shares held in treasury and adjusted for the effects of all potentially dilutive ordinary shares.
p.    Lease
As lessor
The Group does not have significant leases as a lessor.
At the inception of a contract, the Group evaluates whether a contract is or contains a lease. A contract is or contains a lease, if the contract transfers the right to control the use of an identified asset for a given period of time in return for compensation.
As lessee
At the beginning or upon amendment of a contract containing a lease component, the Group allocates the compensation in the contract to each lease and non-lease component based on its stand-alone price. However, for property leases, the Group opted not to separate the non-lease components and book the lease and non-lease components as a single lease component.
The Group recognizes a right-of-use asset and lease liability on the lease start date. The right-of-use asset is measured initially at cost, which is equal to the value of the initial measurement of the lease liability, adjusted by any lease payments made prior to the start date, plus any initial direct costs incurred by the lessee and estimate of costs to be incurred by the lessee to dismantle, remove or restore the asset, minus any lease incentives received.
The right-of-use asset is subsequently depreciated by the straight line method from the start date to the end date of the lease term, unless the lease transfers the ownership of the underlying asset to the Group at the end of the lease term, or if the lease includes purchase options which the Group is reasonably certain to exercise. In these cases, the right-of-use asset is depreciated over the useful life of the asset. Furthermore, the right-of-use asset is periodically assessed for impairment, if any, and adjusted for certain re-measurements of the lease liability.
The lease liability is initially measured at present value of the outstanding lease payments discounted by the implicit interest rate of the lease or, if this rate cannot be determined, by the incremental borrowing rate of Inter.
Inter determines its incremental borrowing rate from interest rates on funding received from third parties adjusted to reflect the contract terms and the type of asset leased.

Notes to the consolidated financial statements As of December 31, 2024
The lease payments included in the lease liability measurement comprise the following:
•fixed payments;
•variable lease payments, which depend on an index or rate, initially measured using the index or the rate on the start date;
•amounts expected to be paid by Inter, according to the residual value guarantees;
•the price to exercise the purchase option, if Inter is reasonably certain to exercise such option; and
•payments of fines for lease termination, if the lease term reflects the exercise of the option of Inter to terminate the lease.
•The lease liability is measured at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the of Inter estimate of the amount expected to be payable under a residual value guarantee, if Inter changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Inter presents right-of-use assets as ‘Property and equipment” and lease liabilities in “Other liabilities” in the balance sheet.
Lease of low-value assets and short term leases
The Group opted not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. Inter recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term.
5.Operating segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out in terms and rates compatible with those practiced with third parties, where applicable. The Group does not have any customer accounting for more than 10% of its total net revenue.
a.Banking & Spending
This segment includes banking products and services such as current accounts, debit and credit cards, deposits, loans, advances to customers, debt collection activities and other services provided to customers, mainly through Inter app. The segment also includes foreign exchange services, remittances of funds between countries, including the Global Account digital solution, card payment solutions (including Inter Pag), together with the investment funds consolidated by the Group.

Notes to the consolidated financial statements As of December 31, 2024
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop
This segment includes sales of goods and/or services to Inter’s clients through our digital platform in partnership with other companies. The segment income basically comprises commissions received for sales and/or for the rendering of these services.

Notes to the consolidated financial statements As of December 31, 2024
Segment information

	As of and for December 31, 2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	4,985,979	11,400	—	82,275	5,079,654	66,397	(6,838)	5,139,213
Interest expenses	(3,360,985)	(11,772)	—	—	(3,372,757)	(5,769)	66,888	(3,311,638)
Income from securities, derivatives and foreign exchange	2,510,861	92,745	4,165	33,435	2,641,206	48,937	(60,974)	2,629,169
Net interest income and income from securities, derivatives and foreign exchange	4,135,855	92,373	4,165	115,710	4,348,103	109,565	(924)	4,456,744

Net revenues from services and commissions	1,236,722	135,281	196,399	178,720	1,747,122	35,579	(29,421)	1,753,280
Expenses from services and commissions (a)	(73,881)	—	(58,854)	(10,685)	(143,420)	(10)	—	(143,430)
Other revenues	348,005	28,027	46,671	38,356	461,059	209,846	(337,334)	333,571
Revenues	5,646,701	255,681	188,381	322,101	6,412,864	354,980	(367,679)	6,400,165

Impairment losses on financial assets	(1,797,731)	—	—	—	(1,797,731)	(1,721)		(1,799,452)
Administrative expenses	(1,606,421)	(73,573)	(9,554)	(55,767)	(1,745,315)	(32,256)	8,516	(1,769,055)
Personnel expenses	(732,862)	(75,396)	(23,479)	(49,825)	(881,562)	(77,106)	20,907	(937,761)
Tax expenses	(306,839)	(17,538)	(20,910)	(56,193)	(401,480)	(75,557)	—	(477,037)
Depreciation and amortization	(190,890)	(6,123)	(1,756)	(9,750)	(208,519)	(310)	—	(208,829)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(2,480)	—	—	—	(2,480)	—	—	(2,480)
Profit before income tax	1,009,478	83,051	132,682	150,566	1,375,777	168,030	(338,256)	1,205,550

Income tax	(82,444)	(26,049)	(41,618)	(89,541)	(239,652)	6,943	—	(232,709)

Profit for the year	927,034	57,002	91,064	61,025	1,136,125	174,973	(338,256)	972,841

	As of and for December 31, 2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	75,189,468	834,510	339,776	566,010	76,929,764	2,240,421	(2,711,755)	76,458,430
Total liabilities	67,353,349	407,083	148,221	558,571	68,467,224	829,357	(1,910,458)	67,386,123
Total equity	7,836,119	427,427	191,555	7,439	8,462,540	1,411,064	(801,297)	9,072,307

(a) In the Insurance Brokerage segment, it considers the provision for cancelled sales.

Notes to the consolidated financial statements As of December 31, 2024

	As of and for December 31, 2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	4,500,962	17,915	—	39,075	4,557,952	7,093	(15,218)	4,549,827
Interest expenses	(2,868,962)	(30,466)	—	—	(2,899,428)	(13,649)	25,504	(2,887,573)
Income from securities, derivatives and foreign exchange	1,554,592	51,302	2,083	34,461	1,642,438	2,391	(10,286)	1,634,543
Net interest income and income from securities, derivatives and foreign exchange	3,186,592	38,751	2,083	73,536	3,300,962	(4,165)	—	3,296,797

Net revenues from services and commissions	919,740	100,379	121,278	155,537	1,296,934	7,448	—	1,304,382
Expenses from services and commissions	(135,301)	(253)	—	(4)	(135,558)	(24)	—	(135,582)
Other revenues	367,995	18,444	49,798	25,511	461,748	5,241	(180,010)	286,979
Revenues	4,339,026	157,321	173,159	254,580	4,924,086	8,500	(180,010)	4,752,576

Impairment losses on financial assets	(1,534,297)	—	—	(6,013)	(1,540,310)	(1,274)	—	(1,541,584)
Administrative expenses	(1,266,642)	(69,331)	(47,679)	(59,662)	(1,443,314)	(18,034)	—	(1,461,348)
Personnel expenses	(641,813)	(70,498)	(18,945)	(37,611)	(768,867)	(21,872)	—	(790,739)
Tax expenses	(249,029)	(12,917)	(15,723)	(35,137)	(312,806)	(13,778)	—	(326,584)
Depreciation and amortization	(145,077)	(5,022)	(1,045)	(9,095)	(160,239)	(201)	—	(160,440)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(32,040)	—	—	—	(32,040)	—	—	(32,040)
Profit / (loss) before income tax	470,128	(447)	89,767	107,062	666,510	(46,659)	(180,010)	439,841

Income tax	(6,950)	3,046	(30,380)	(52,623)	(86,907)	(674)	—	(87,581)

Profit / (loss) for the year	463,178	2,599	59,387	54,439	579,603	(47,333)	(180,010)	352,260

	As of and for December 31, 2023
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	60,102,556	570,182	211,213	337,810	61,221,761	96,447	(966,411)	60,351,797
Total liabilities	52,501,608	326,926	96,198	141,600	53,066,332	(19,167)	(292,059)	52,755,106
Total equity	7,600,948	243,256	115,015	196,210	8,155,429	115,614	(674,352)	7,596,691

Notes to the consolidated financial statements As of December 31, 2024
6.Financial risk management
Risk management the Group includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by the Group, involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific unit for risk management;
•Defined management process;
•Clear norms and competence structure;
•Defined limits and margins; and
•Reference to best management practices.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms or the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history and credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Credit card: credit operations related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•Real estate loans: loans and financing operations secured by real estate, with attached guarantees;
•Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•Agribusiness loans: financing operations to cover the costs of rural production, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.
Mitigation of Exposure
In order to maintain the exposures within the risk levels established by senior management, Inter adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally, credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.

Notes to the consolidated financial statements As of December 31, 2024
In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.
Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.
In 2024 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.
Measurement
The measurement of credit risk the Group is carried out considering the following:
•At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;
•The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of customers and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience, as per information in note 12;
•The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
•Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
•The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
•In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.
b.Description of guarantees
The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of the customers’ operational characteristics, their indebtedness capacity, considering cash flow, payment history and credit reputation, and any guarantees given.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;

Notes to the consolidated financial statements As of December 31, 2024
•Payroll loans repayments: are mainly represented by payroll credit cards and personal loans. These are deducted directly from the borrowers' pensions, income or salaries and settled directly by the entity responsible for making these payments (e.g. company or government agency); FGTS (Service Time Guarantee Fund) anniversary withdrawal operations are guaranteed by transfer;
•Personal loans and credit cards: generally, do not have guarantees; and
•Real estate financing: is collateralized by the real estate financed.
Guarantees of real estate loans and financing
The following table shows the value of real estate-backed financing, broken down by loan to value. Loan to Value (LTV) is the ratio between the value of a loan and the value of the asset being financed. A higher LTV may signal greater risk to the lender, as it indicates a lower share of the borrower's equity in the transaction.

	12/31/2024	12/31/2023
Lower than 30%	1,680,479	1,210,884
31 - 50%	3,384,141	2,157,130
51 - 70%	4,552,068	3,227,703
71 - 90%	1,375,696	1,664,885
Higher than 90%	257,803	322,966
	11,250,187	8,583,568
c.Liquidity risk
Liquidity risk is the possibility that the Group will not be able to efficiently meet its expected or unexpected financial obligations, including those arising from guarantees provided or even unexpected redemptions from customers. Therefore, liquidity risk also includes the possibility that Inter will not be able to negotiate the sale of assets at market prices due to their volume in relation to the volume normally traded or due to some discontinuity in the market.
The liquidity risk management structure is segregated and acts proactively with the objective of monitoring and preventing any violation of the liquidity ratio limits. Liquidity risk monitoring covers the entire flow of receipts and payments of the Group so that risk mitigation actions can be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees assess the liquidity risk information that is available in Inter&Co's systems, such as:
•Top 10 investors;
•Mismatch between assets and liabilities;
•Net Funding; Liquidity limits; Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of asset and liability concentrations;
•Monitoring of Liquidity Ratio and funding renewal rates; and
•Reports with information on positions held by Inter and its subsidiaries.
In 2024 there were no material changes to the nature of the liquidity risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although the Group continues to refine its internal risk management processes.

Notes to the consolidated financial statements As of December 31, 2024
The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, savings, Agribusiness Credit Bills (LCA), Real estate credit bills (LCI), Guaranteed Real Estate Bills (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	12/31/2024	12/31/2023
Financial assets
Cash and cash equivalents	8	1,108,394	—	—	—	—	1,108,394	4,259,379
Amounts due from financial institutions	9	4,382,968	1,810,766	1,226	—	—	6,194,960	3,718,506
Deposits at Central Bank of Brazil		5,285,402	—	—	—	—	5,285,402	2,664,415
Securities	10	870,898	770,006	3,738,175	12,848,285	5,672,187	23,899,551	16,868,112
Derivative financial assets	11	273	290	—	—	—	563	4,238
Loans and advances to customers	12.e	6,363,918	4,703,162	6,888,301	5,082,474	12,558,438	35,596,293	29,784,301
Other assets (a)	17	—	—	—	—	83,194	83,194	109,682
Total		18,011,853	7,284,224	10,627,702	17,930,759	18,313,819	72,168,357	57,408,633

Financial liabilities
Liabilities with financial and similar institutions	18	10,802,505	42,140	474,932	—	—	11,319,577	9,522,469
Liabilities with customers (c)	19	2,129,039	4,662,517	19,151,078	16,860,595	—	42,803,229	32,651,620
Securities issued	20	861,671	2,240,225	3,325,860	3,277,446	185,017	9,890,219	8,095,042
Derivative financial liabilities	11	61,225	4,052	4,726	45	—	70,048	15,063
Borrowings and on-lending	21	110,891	416	499	3,993	13,125	128,924	107,412
Other liabilities (b)	24	—	—	1,011	10,584	102,095	113,690	120,395
Total		13,965,331	6,949,350	22,958,106	20,152,663	300,237	64,325,687	50,512,001

(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b)    Financial liabilities are composed of financial liabilities of leases, as per explanatory note 24.b.
(c)    Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity.

Notes to the consolidated financial statements As of December 31, 2024
e.Financial assets and liabilities using a current/non-current classification
The table below represents the Group’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date):

		12/31/2024
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	1,108,394	—	1,108,394
Amounts due from financial institutions	9	6,194,960	—	6,194,960
Deposits at Central Bank of Brazil		5,285,402	—	5,285,402
Securities	10	5,379,079	18,520,472	23,899,551
Derivative financial assets	11	563	—	563
Loans and advances to customers, net of provisions for expected credit losses	12	15,686,443	17,640,912	33,327,355
Other assets (a)	17	—	83,194	83,194
Total		33,654,841	36,244,578	69,899,419

Liabilities
Liabilities with financial and similar institutions	18	11,319,577	—	11,319,577
Liabilities with customers (c)	19	25,942,634	16,860,595	42,803,229
Securities issued	20	6,427,756	3,462,463	9,890,219
Derivative financial liabilities	11	70,003	45	70,048
Borrowings and on-lending	21	111,806	17,118	128,924
Other liabilities (b)	24	1,011	112,679	113,690
Total		43,872,787	20,452,900	64,325,687

(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b)    Financial liabilities are composed of financial liabilities of leases, as per explanatory note 24.b.
(c)    Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity.

Notes to the consolidated financial statements As of December 31, 2024

		12/31/2023
	Note	Current	Non-current	Total
Assets
Cash and cash equivalents	8	4,259,379	—	4,259,379
Amounts due from financial institutions	9	3,718,506	—	3,718,506
Deposits at Central Bank of Brazil		2,664,415	—	2,664,415
Securities	10	702,823	16,165,289	16,868,112
Derivative financial assets	11	4,238	—	4,238
Loans and advances to customers, net of provisions for expected credit losses	12	13,992,939	13,907,603	27,900,543
Other assets (a)	17	—	109,682	109,682
Total		25,342,300	30,182,574	55,524,875

Liabilities
Liabilities with financial and similar institutions	18	9,522,469	—	9,522,469
Liabilities with customers (c)	19	19,209,323	13,442,297	32,651,620
Securities issued	20	5,039,791	3,055,251	8,095,042
Derivative financial liabilities	11	9,981	5,082	15,063
Borrowings and on-lending	21	87,122	20,290	107,412
Other liabilities (b)	24	6,016	114,379	120,395
Total		33,874,702	16,637,299	50,512,001

(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b)    Financial liabilities are composed of financial liabilities of leases, as per explanatory note 24.b.
(c)    Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity.
f.Market risk
Market risk is the possibility of losses resulting from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including the risks of transactions subject to changes in foreign exchange rates, interest rates, stock prices and commodity prices.
The Group, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management.
The market risk policy is monitored by the Asset and Liability Committee. Market risk controls allow the analytical assessment of information and are in a constant process of improvements. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
Within the risk management process, the Group classifies its operations, including derivative financial instruments, as follows:
•Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity

Notes to the consolidated financial statements As of December 31, 2024
In line with market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a holding period of twenty one days.
We presente the value-at-risk (holding period: 21 days) for the Trading Book positions:

Risk factor	12/31/2024	12/31/2023
Price index coupons	13,738	2,730
Pre fixed interest rate	3,951	1,074
Foreign currency coupons	2,675	665
Foreign currencies	28,036	2,346
Share price	193	—
Subtotal	48,593	6,815

Diversification effects (correlation)	24,539	3,794
Value-at-Risk	24,054	3,021
VaR over Asset	0.03%	0.01%
We presente the value-at-risk (holding period: 21 days) for the Banking Book positions:

Risk factor	12/31/2024	12/31/2023
Price index coupons	976,186	425,156
Pre fixed interest rate	116,296	49,019
Interest rate coupons	53,790	108,716
Others	181,069	22,538
Subtotal	1,327,341	605,429

Diversification effects (correlation)	347,688	164,555
Value-at-Risk	979,653	440,874
VaR over Asset	1.28%	0,73%
g.Sensitivity analysis
To determine the sensitivity of the positions to market movements, a sensitivity analysis was carried out in different scenarios, considering the relevant risk factors in the period analyzed, and using scenarios that would negatively affect our positions, as follows:
•Scenario 1: based on market information, shocks were applied and 1 basis point for interest and inflation rates and 1% variation for prices (foreign currencies and shares);
•Scenario 2: shocks of 25% variation in market curves and prices were determined;
•Scenario 3: shocks of 50% variation in market curves and prices were determined.
It should be noted that the impacts reflect a static view of the portfolio and that the dynamism of the market and the composition of the portfolio means that these positions change continuously and do not necessarily reflect the position demonstrated here. The group has a process of continuous monitoring of market risk and, in the event of position/portfolio deterioration, mitigating actions are taken to minimize possible negative effects.

Notes to the consolidated financial statements As of December 31, 2024

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2024
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
Pre-fixed rate	increase	(2,766)	increase	(988,366)	increase	(1,848,407)
IPCA coupon (a)	increase	(4,870)	increase	(834,006)	increase	(1,511,875)
TR coupon (b)	increase	(214)	increase	(56,565)	increase	(96,402)
USD coupon	decrease	(26)	decrease	(4,477)	decrease	(9,047)
Others	increase	(19)	increase	(1,912)	increase	(628)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period).
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2023
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
Pre-fixed rate	increase	(1,533)	increase	(367,626)	increase	(707,232)
IPCA coupon (a)	increase	(4,737)	increase	(561,583)	increase	(1,046,456)
TR coupon (b)	increase	(800)	increase	(163,354)	increase	(289,028)
Others	increase	(21)	decrease	(718)	decrease	(1,996)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period).
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

h.Operational risk
Policy
Operational risk management aims to identify, assess and monitor risks, and is defined as the risk of losses resulting from inadequate or failed internal processes, people and systems, or external events. This definition includes legal risk, but excludes strategic and reputational risk.
Operational risk events can be classified:
•Internal fraud;
•External fraud;
•Labor demands and poor workplace safety;
•Inappropriate practices relating to end users, customers, products and services;
•Damage to physical assets owned or used by the institution;
•Situations that lead to the interruption of the institution's activities or the discontinuity of services provided, including payments;
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, compliance with deadlines or management of the institution's activities, including those related to payment arrangements.
Inter adopts the management model of the three lines of defense in light of its size, business model and risk appetite.

Notes to the consolidated financial statements As of December 31, 2024
Phases of the Management Process
Qualitative Evaluation
The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, interviews and workshops with the managers and employees from all operational areas, business partners and business units.
The identified risks are categorized and organized by risk factors.
Quantitative Evaluation
In the quantitative assessment of operational risk, the Group maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.
Monitoring
An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.
Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:
•The adopted measures have achieved the intended results;
•The procedures adopted and the information gathered to perform the assessment were appropriate;
•Higher levels of knowledge may have contributed to make better decisions; and
•There is an effective possibility of obtaining information for future assessments.
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified into the following categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•Level 1 – instruments with prices traded in the active market;
•Level 2 – using financial valuation techniques, weighing data and market variables; and
•Level 3 – uses meaningful variables that are not based on market data.
The following table sets forth the breakdown of financial assets and liabilities according to the accounting classification. It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. It does not include information on the fair value of financial assets and liabilities, when the carrying amount is a reasonable approximation of the fair value.

Notes to the consolidated financial statements As of December 31, 2024

As of December 31, 2024
Financial assets	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	47,529,290
Loans and advances to customers, net of provisions for expected credit losses	—	—	—	—	33,327,355
Amounts due from financial institutions	—	—	—	—	6,194,960
Deposits at Central Bank of Brazil	—	—	—	—	5,285,402
Cash and cash equivalents	—	—	—	—	1,108,394
Brazilian government securities	—	—	—	—	1,189,489
Securities issued by financial institutions	—	—	—	—	423,690

Fair value through profit or loss	648,194	725,640	—	1,373,834	1,373,834
Brazilian government securities	432,316	32,081	—	464,397	464,397
Securities issued by financial institutions	15,987	374,000	—	389,987	389,987
Investment funds quotas	199,891	93,322	—	293,213	293,213
Bonds and shares issued by non-financial companies	—	226,237	—	226,237	226,237

Derivative financial assets	—	563	—	563	563
Derivative financial assets	—	563	—	563	563

Fair value through other comprehensive income	16,413,025	4,499,513	—	20,912,538	20,912,538
Brazilian government securities	16,183,821	—	—	16,183,821	16,183,821
Securities issued abroad	229,204	3,600,898	—	3,830,102	3,830,102
Investment funds quotas	—	706,022	—	706,022	706,022
Securities issued by financial institutions	—	158,713	—	158,713	158,713
Bonds and shares issued by non-financial companies	—	33,880	—	33,880	33,880

Total	17,061,219	5,225,716	—	22,286,935	69,816,225

Financial liabilities	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	64,141,949
Liabilities with customers	—	—	—	—	42,803,229
Liabilities with financial and similar institutions	—	—	—	—	11,319,577
Securities issued	—	—	—	—	9,890,219
Borrowings and on-lending	—	—	—	—	128,924

Derivative financial liabilities	—	70,048	—	70,048	70,048
Derivative financial liabilities	—	70,048	—	70,048	70,048

Total	—	70,048	—	70,048	64,211,997

Notes to the consolidated financial statements As of December 31, 2024

As of December 31, 2023
Financial assets	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	39,700,334
Loans and advances to customers, net of provisions for expected credit losses	—	—	—	—	27,900,543
Cash and cash equivalents	—	—	—	—	4,259,379
Amounts due from financial institutions	—	—	—	—	3,718,506
Deposits at Central Bank of Brazil	—	—	—	—	2,664,415
Brazilian government securities	—	—	—	—	665,413
Securities issued by financial institutions	—		—	—	492,078

Fair value through profit or loss	451,946	1,026,654	—	1,478,600	1,478,600
Bonds and shares issued by non-financial companies	60	629,237	—	629,297	629,297
Securities issued by financial institutions	447,912	—	—	447,912	447,912
Investment funds quotas	3,974	354,358	—	358,332	358,332
Brazilian government securities	—	43,059	—	43,059	43,059

Derivative financial assets	—	4,238	—	4,238	4,238
Derivative financial assets	—	4,238	—	4,238	4,238

Fair value through other comprehensive income	13,560,072	671,949	—	14,232,021	14,232,021
Brazilian government securities	13,560,072	—	—	13,560,072	13,560,072
Bonds and shares issued by non-financial companies	—	671,949	—	671,949	671,949

Total	14,012,018	1,702,841	—	15,714,859	55,415,193

Financial liabilities	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	50,376,543
Liabilities with customers	—	—	—	—	32,651,620
Liabilities with financial and similar institutions	—	—	—	—	9,522,469
Securities issued	—	—	—	—	8,095,042
Borrowings and on-lending	—	—	—	—	107,412

Derivative financial liabilities	—	15,063	—	15,063	15,063
Derivative financial liabilities	—	15,063	—	15,063	15,063

Total	—	15,063	—	15,063	50,391,606

Notes to the consolidated financial statements As of December 31, 2024
The methodology used to measure financial assets and liabilities classified as “Level 2” uses information that is observable for the asset or liability at market; (i) from observations of the quoted price of similar items in an active market; (ii) identical items in a non-active market; or (iii) from other information extracted from related markets.
Reconciliation of Level 3 fair value
The following table shows a reconciliation of the opening balances to the closing balances investments categorized as Level 3:

Other assets
Financial assets at fair value through profit or loss
Balance at January 1, 2024	109,682
Total gains or losses (realized / unrealized)	(26,488)
Balance at December 31, 2024	83,194
During the period ended December 31, 2024, there were no change in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	12/31/2024	12/31/2023
Cash and cash equivalents in foreign currency	770,623	225,308
Cash and cash equivalents in national currency	212,573	941,584
Reverse repurchase agreements (a)	125,198	3,092,487
Total	1,108,394	4,259,379

(a)    Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions, net of provisions for expected credit losses

	12/31/2024	12/31/2023
Loans to financial institutions (a)	5,586,520	1,236,536
Interbank deposit investments	579,720	2,451,736
Interbank on-lending	33,920	31,487
Expected credit loss	(5,200)	(1,253)
Total	6,194,960	3,718,506

(a)    Refers substantially to the anticipation of receivables.

Notes to the consolidated financial statements As of December 31, 2024
10.Securities, net of provisions for expected credit losses
a.Composition of securities net of expected credit losses:

	12/31/2024	12/31/2023
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	10,637,587	9,212,930
Securities issued abroad	3,830,102	—
National treasury notes (NTN)	3,731,416	3,931,671
National treasury bills (LTN)	1,814,818	415,471
Commercial promissory notes	593,027	214,157
Certificates of agricultural receivables	63,141	22,817
Certificates of real estate receivables	49,853	104,270
Debentures	33,880	330,705
Subtotal	20,912,538	14,232,021

Amortized cost
National treasury notes (NTN)	671,839	665,413
Financial treasury bills (LFT)	517,650	—
Rural product bill	423,690	459,298
Debentures	—	32,780
Subtotal	1,613,179	1,157,491

Fair value through profit or loss - FVTPL
Financial treasury bills (LFT)	451,424	420,336
Investment fund quotas	293,216	358,332
Certificates of real estate receivables	227,337	182,319
Debentures	125,192	281,566
Bank deposit certificates	101,043	55,597
Certificates of agricultural receivables	83,368	64,371
Agribusiness credit bills (LCA)	36,709	10,684
Commercial promissory notes	25,069	2,659
Federal Public Title	15,987	—
National treasury notes (NTN)	12,973	27,576
Real estate credit bills (LCI)	1,516	1,352
National Treasury Financial Bills (LTN)	—	73,808
Subtotal	1,373,834	1,478,600

Total	23,899,551	16,868,112
As of December 31, 2024, the expected credit losses of securities was R$ (25,085)(December 31, 2023: R$(33,701))

Notes to the consolidated financial statements As of December 31, 2024
b.Breakdown of the carrying amount of securities by maturity, net of provisions for expected credit losses

	12/31/2024
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	906,003	3,694,441	2,912,511	8,559,626	4,839,957	20,912,538
Financial treasury bills (LFT)	—	—	1,031,372	7,612,413	1,993,802	10,637,587
Securities issued abroad	431,417	3,398,685	—	—	—	3,830,102
National treasury notes (NTN)	—	168,034	1,005,067	404,732	2,153,583	3,731,416
National treasury bills (LTN)	451,864	—	744,217	343,973	274,764	1,814,818
Commercial promissory notes	—	122,555	100,993	117,240	252,239	593,027
Investment fund shares	—	—	7,251	31,049	120,414	158,714
Certificates of agricultural receivables	10,298	—	23,476	29,367	—	63,141
Certificates of real estate receivables	11,320	—	—	6,075	32,458	49,853
Debentures	1,104	5,167	135	14,777	12,697	33,880

Amortized cost	—	159,232	719,935	62,173	671,839	1,613,179
National treasury notes (NTN)	—	—	—	—	671,839	671,839
National treasury bills (LTN)	—	—	469,309	48,341	—	517,650
Rural product bill	—	159,232	250,626	13,832	—	423,690

Fair value through profit or loss - FVTPL	362,169	257,234	314,459	124,766	315,206	1,373,834
Financial treasury bills (LFT)	21,622	219,135	194,586	10,977	5,104	451,424
Investment fund quotas	288,707	—	4,509	—	—	293,216
Certificates of real estate receivables	154	35	10,906	36,137	180,105	227,337
Debentures	27,854	168	9,176	11,604	76,390	125,192
Bank deposit certificates	23,002	7,759	68,489	412	1,381	101,043
Certificates of agricultural receivables	32	61	19,374	40,533	23,368	83,368
Agribusiness credit bills (LCA)	642	28,808	7,192	34	33	36,709
Commercial promissory notes	—	—	—	25,069	—	25,069
Federal Public Title	—	—	—	—	15,987	15,987
National treasury notes (NTN)	—	—	135	—	12,838	12,973
Real estate credit bills (LCI)	156	1,268	92	—	—	1,516
Total	1,268,172	4,110,907	3,946,905	8,746,565	5,827,002	23,899,551

Notes to the consolidated financial statements As of December 31, 2024

	12/31/2023
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	—	22,176	478,209	4,389,513	9,342,123	14,232,021
Financial treasury bills (LFT)	—	—	135,277	2,478,757	6,598,896	9,212,930
National treasury notes (NTN)	—	—	177,973	1,288,316	2,465,382	3,931,671
National treasury bills (LTN)	—	—	—	415,471	—	415,471
Debentures	—	22,176	19,968	114,986	173,575	330,705
Commercial promissory notes	—	—	144,991	69,166	—	214,157
Certificates of real estate receivables	—	—	—	—	104,270	104,270
Certificates of agricultural receivables	—	—	—	22,817	—	22,817

Amortized cost	44,649	212,869	218,201	16,359	665,413	1,157,491
National treasury notes (NTN)	—	—	—	—	665,413	665,413
Rural product bill	44,649	192,874	205,416	16,359	—	459,298
Debentures	—	19,995	12,785	—	—	32,780

Fair value through profit or loss - FVTPL	368,025	55,104	422,135	218,214	415,122	1,478,600
Financial treasury bills (LFT)	4,065	671	320,737	86,496	8,367	420,336
Investment fund quotas	358,332	—	—	—	—	358,332
Debentures	3	5,974	25,383	18,422	231,784	281,566
Certificates of real estate receivables	—	966	2,138	62,714	116,501	182,319
National Treasury Financial Bills (LTN)	939	26,049	21,305	16,935	8,580	73,808
Certificates of agricultural receivables	—	17	3,256	26,999	34,099	64,371
Bank deposit certificates	4,117	14,734	24,215	4,863	7,668	55,597
National treasury notes (NTN)	—	—	19,942	—	7,634	27,576
Agribusiness credit bills (LCA)	450	3,932	4,368	1,445	489	10,684
Commercial promissory notes	—	2,659	—	—	—	2,659
Real estate credit bills (LCI)	119	102	791	340	—	1,352
Total	412,674	290,149	1,118,545	4,624,086	10,422,658	16,868,112
11.Derivative financial instruments
Inter&Co engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, futures and terms derivatives.
a.Derivative financial instruments – adjustment to fair value by maturity

	Notional	Amortized cost	Fair value	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2024	12/31/2023
Assets
Forward derivatives	528	528	528	335	193	—	—	528	4,213
Future derivatives	2,718,614	35	35	—	4	17	14	35	25
Total assets	2,719,142	563	563	335	197	17	14	563	4,238

Liabilities
Swap derivatives	(13,500)	(5,463)	(5,463)	—	(5,463)	—	—	(5,463)	(14,665)
Forward derivatives	(1,187,939)	(64,539)	(64,539)	(17,874)	(46,665)	—	—	(64,539)	(398)
Future derivatives	(11,319,949)	(46)	(46)	—	(1)	(36)	(9)	(46)	—
Total liabilities	(12,521,388)	(70,048)	(70,048)	(17,874)	(52,129)	(36)	(9)	(70,048)	(15,063)

Net effect	(9,802,246)	(69,485)	(69,485)	(17,539)	(51,932)	(19)	5	(69,485)	(10,825)

Notes to the consolidated financial statements As of December 31, 2024
b.Forward, future and swap contracts – notional value
Reference value of all derivatives by maturity date is provided below:

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	12/31/2024	12/31/2023
Long position	63,081	2,644,965	9,447	1,649	2,719,142	146,040
Forward	335	193	—	—	528	24,223
Future	62,746	2,644,772	9,447	1,649	2,718,614	121,817

Short position	(2,417,422)	(4,857,340)	(2,648,309)	(2,598,317)	(12,521,388)	6,380,611
Swap	—	(13,500)	—	—	(13,500)	40,500
Forward	(283,500)	(904,439)	—	—	(1,187,939)	2,103
Future	(2,133,922)	(3,939,401)	(2,648,309)	(2,598,317)	(11,319,949)	6,338,008
Total	(2,354,341)	(2,212,375)	(2,638,862)	(2,596,668)	(9,802,246)	6,526,651
Swap contracts: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of December 31, 2024, Inter had active swap contracts in CDI and liabilities in IGP-M, with a margin deposit and recognized at their fair value in the income statement.
Forward Agreements: Forward contracts were entered into both to mitigate market risks arising from Inter's exposure and to meet specific customer demands. Forward contracts consider the purchase or sale of a given asset based on a previously agreed price, with settlement on a future date.
Futures contracts: Futures contracts were entered into with the aim of mitigating (i) risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) risks arising from the mismatch between interest rates on active positions and funding rates.
Transactions involving derivative financial instruments (futures contracts, currency forwards and swaps) are held in custody at B3 S.A. – BRASIL, BOLSA, BALCÃO.

Notes to the consolidated financial statements As of December 31, 2024
c.Hedge accounting - exposure
Inter&Co has accounting hedges for some of its loans, investments and foreign currency exposures. The accounting hedge treatment is carried out in accordance with the strategy and purpose of the structure, and may be (i) Fair Value Hedge, (ii) Cash Flow Hedge or (iii) Foreign Investment Hedge. In this context, part of the result of the structure may be recognized in the account of other comprehensive income in equity, net of tax effects, and are only transferred to the result in the event of ineffectiveness of the hedge or liquidation of the structure.

	12/31/2024	12/31/2023
Hedge instruments	7,746,620	5,811,750
Future DI (a)	3,218,086	3,755,670
IPCA (c)	3,396,865	1,728,330
Future dollar (b)	1,105,326	256,589
Swap (c)	26,344	71,161

Hedge object	7,656,991	5,826,436
Loans (a)	3,165,012	3,761,467
Real estate loans (c)	3,381,406	1,802,022
Investment abroad (b)	1,110,573	262,947

(a) DI rate refers to the average overnight interbank loan rates in Brazil. Refers to loan portfolios, including advance FGTS withdrawals and payroll loans;
(b) Used to protect investments in subsidiaries abroad; and
(c) Refers to the real estate loan portfolio.
12.Loans and advances to customers, net of provisions for expected credit losses
a.Breakdown of balance

	12/31/2024		12/31/2023
Credit card	11,799,890	33.14%	9,461,277	31.77%
Real estate loans	11,250,187	31.60%	8,583,568	28.82%
Personal loans	8,236,791	23.14%	7,138,744	23.97%
Business loans	3,968,591	11.15%	3,855,754	12.95%
Agribusiness loans	340,834	0.96%	744,958	2.50%
Total	35,596,293	100.00%	29,784,301	100.00%

Provision for expected credit losses	(2,268,938)		(1,883,758)

Net balance	33,327,355		27,900,543

Notes to the consolidated financial statements As of December 31, 2024
b.Concentration of the portfolio

	12/31/2024		12/31/2023
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	123,456	0.35%	339,130	1.14%
10 largest debtors	964,974	2.71%	1,520,664	5.11%
20 largest debtors	1,520,889	4.27%	2,140,098	7.19%
50 largest debtors	2,378,545	6.68%	3,225,766	10.83%
100 largest debtors	3,181,258	8.94%	4,147,360	13.92%
c.Breakdown by maturity

	12/31/2024	12/31/2023
Overdue by 1 day or more	3,949,602	3,599,256
To fall due in up to 3 months	3,807,585	3,910,594
To fall due between 3 to 12 months	9,242,130	8,366,848
To fall due in more than 12 months	18,596,976	13,907,603
Total	35,596,293	29,784,301
d.Concentration by economic sector

	12/31/2024	12/31/2023
Financial activities	5,667,776	1,708,407
Construction	1,817,869	1,885,772
Administrative activities	1,190,423	1,529,880
Industries	1,429,907	1,396,046
Trade	1,468,875	1,490,290
Agriculture	79,653	150,896
Other segments (a)	2,110,431	1,433,467
Business clients	13,764,934	9,594,758
Individual clients	21,831,359	20,189,543
Total	35,596,293	29,784,301

(a) Mainly refers to real estate activities, communication services, transport, storage and mailing.

Notes to the consolidated financial statements As of December 31, 2024
e.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	8,073,708	(1,054,480)	(17)	87,965	5,099	(3,708,957)	—	6,927,321	10,330,639
Real estate loans	7,931,469	(1,668,387)	(756)	995,158	738	(1,315,562)	—	4,254,268	10,196,928
Personal loans	6,533,589	(565,236)	(988)	191,527	162	(2,608,266)	—	3,839,091	7,389,879
Business loans	3,829,413	(151,932)	—	30,545	—	(9,906,660)	—	10,086,312	3,887,678
Agribusiness loans	738,126	—	—	—	—	(784,809)	—	387,517	340,834
Total	27,106,305	(3,440,035)	(1,761)	1,305,195	5,999	(18,324,254)	—	25,494,509	32,145,958

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	405,996	(87,965)	(2,074,372)	1,054,480	—	(1,335,185)	—	2,318,549	281,503
Real estate loans	515,047	(995,158)	(721,566)	1,668,387	476,245	(92,913)	—	(14,911)	835,131
Personal loans	317,462	(191,527)	(447,409)	565,236	83,657	(554,117)	—	484,514	257,816
Business loans	10,200	(30,545)	(78,128)	151,932	3,787	(8,528)	—	(4,628)	44,090
Agribusiness loans	3,441	—	(3,463)	—	—	—	—	22	—
Total	1,252,146	(1,305,195)	(3,324,938)	3,440,035	563,689	(1,990,743)	—	2,783,546	1,418,540

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card	981,573	(5,099)	—	17	2,074,372	(546,766)	(1,317,366)	1,017	1,187,748
Real estate loans	137,052	(738)	(476,245)	756	721,566	(136,123)	(22,505)	(5,635)	218,128
Personal loans	287,693	(162)	(83,657)	988	447,409	(191,843)	(244,125)	372,793	589,096
Business loans	16,141	—	(3,787)	—	78,128	(1,911)	(16,704)	(35,044)	36,823
Agribusiness loans	3,391	—	—	—	3,463	—	(6,854)	—	—
Total	1,425,850	(5,999)	(563,689)	1,761	3,324,938	(876,643)	(1,607,554)	333,131	2,031,795

Consolidated					Opening balance at 01/01/2024	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2024
Credit card					9,461,277	(5,590,908)	(1,317,366)	9,246,887	11,799,890
Real estate loans					8,583,568	(1,544,598)	(22,505)	4,233,722	11,250,187
Personal loans					7,138,744	(3,354,226)	(244,125)	4,696,398	8,236,791
Business loans					3,855,754	(9,917,099)	(16,704)	10,046,640	3,968,591
Agribusiness loans					744,958	(784,809)	(6,854)	387,539	340,834
Total					29,784,301	(21,191,640)	(1,607,554)	28,611,186	35,596,293

Notes to the consolidated financial statements As of December 31, 2024

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	5,893,995	(1,006,343)	(172)	87,520	82	(3,367,608)	—	6,466,234	8,073,708
Real estate loans	5,843,066	(1,306,165)	(254)	760,010	63,552	(733,834)	—	3,305,094	7,931,469
Personal loans	4,941,344	(461,393)	(1,583)	294,992	1,768	(823,872)	—	2,582,333	6,533,589
Business loans	3,378,982	(56,237)	—	25,502	—	(8,093,169)	—	8,574,335	3,829,413
Agribusiness loans	718,115	(11,991)	—	—	—	(733,371)	—	765,373	738,126
Total	20,775,502	(2,842,129)	(2,009)	1,168,024	65,402	(13,751,854)	—	21,693,369	27,106,305

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	335,422	(87,520)	(1,600,916)	1,006,343	—	(1,338,807)	—	2,091,474	405,996
Real estate loans	280,633	(760,010)	(500,742)	1,306,165	264,051	(55,981)	—	(19,069)	515,047
Personal loans	290,510	(294,992)	(382,699)	461,393	31,643	(253,754)	—	465,361	317,462
Business loans	10,476	(25,502)	(30,140)	56,237	2,130	(1,858)	—	(1,143)	10,200
Agribusiness loans	—	—	(3,391)	11,991	—	(5,071)	—	(88)	3,441
Total	917,041	(1,168,024)	(2,517,888)	2,842,129	297,824	(1,655,471)	—	2,536,535	1,252,146

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card	641,147	(82)	—	172	1,600,916	(422,103)	(891,631)	53,154	981,573
Real estate loans	128,113	(63,552)	(264,051)	254	500,742	(135,755)	(25,211)	(3,488)	137,052
Personal loans	231,929	(1,768)	(31,643)	1,583	382,699	(111,720)	(200,522)	17,135	287,693
Business loans	3,042	—	(2,130)	—	30,140	(984)	(3,173)	(10,754)	16,141
Agribusiness loans	1,554	—	—	—	3,391	—	(1,554)	—	3,391
Total	1,005,785	(65,402)	(297,824)	2,009	2,517,888	(670,562)	(1,122,091)	56,047	1,425,850

Consolidated					Opening balance at 01/01/2023	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 12/31/2023
Credit card					6,870,564	(5,128,518)	(891,631)	8,610,862	9,461,277
Real estate loans					6,251,812	(925,570)	(25,211)	3,282,537	8,583,568
Personal loans					5,463,783	(1,189,346)	(200,522)	3,064,829	7,138,744
Business loans					3,392,500	(8,096,011)	(3,173)	8,562,438	3,855,754
Agribusiness loans					719,669	(738,442)	(1,554)	765,285	744,958
Total					22,698,328	(16,077,887)	(1,122,091)	24,285,951	29,784,301

Notes to the consolidated financial statements As of December 31, 2024
f.Analysis of changes in expected credit losses by stage

Stage 1	Opening balance at 01/01/2024	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	408,412	(540,829)	(14)	18,833	625	—	540,283	427,310
Real estate loans	49,930	(147,150)	(129)	26,583	5	—	132,255	61,494
Personal loans	106,635	(153,309)	(278)	5,769	6	—	122,349	81,172
Business loans	12,859	(20,803)	—	188	—	—	18,396	10,640
Agribusiness loans	11,122	—	—	—	—	—	(4,129)	6,993
Total	588,958	(862,091)	(421)	51,373	636	—	809,154	587,609

Stage 2	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	225,771	(18,833)	(1,461,697)	540,829	—	—	886,177	172,247
Real estate loans	39,710	(26,583)	(141,662)	147,150	34,980	—	(3,886)	49,709
Personal loans	89,687	(5,769)	(313,309)	153,309	10,325	—	122,266	56,509
Business loans	789	(188)	(20,153)	20,803	295	—	3,124	4,670
Agribusiness loans	947	—	(1,661)	—	—	—	714	—
Total	356,904	(51,373)	(1,938,482)	862,091	45,600	—	1,008,395	283,135

Stage 3	Opening balance at 01/01/2024	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card	708,986	(625)	—	14	1,461,697	(1,317,366)	118,091	970,797
Real estate loans	44,092	(5)	(34,980)	129	141,662	(22,505)	(61,767)	66,626
Personal loans	208,043	(6)	(10,325)	278	313,309	(244,125)	174,267	441,441
Business loans	6,231	—	(295)	—	20,153	(16,704)	7,891	17,276
Agribusiness loans	1,628	—	—	—	1,661	(6,854)	3,564	(1)
Total	968,980	(636)	(45,600)	421	1,938,482	(1,607,554)	242,046	1,496,139

Consolidated					Opening balance at 01/01/2024	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2024
Credit card					1,343,169	(1,317,366)	1,544,551	1,570,354
Real estate loans					133,732	(22,505)	66,602	177,829
Personal loans					404,365	(244,125)	418,882	579,122
Business loans					19,879	(16,704)	29,411	32,586
Agribusiness loans					13,697	(6,854)	149	6,992
Total					1,914,842	(1,607,554)	2,059,595	2,366,883

Notes to the consolidated financial statements As of December 31, 2024

Stage 1	Opening balance at 01/01/2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	296,909	(359,988)	(52)	26,254	53	—	445,236	408,412
Real estate loans	66,484	(95,396)	(50)	30,638	7,554	—	40,700	49,930
Personal loans	98,516	(72,948)	(13)	31,534	866	—	48,680	106,635
Business loans	12,099	(2,921)	—	141	—	—	3,540	12,859
Agribusiness loans	11,606	(2,113)	—	—	—	—	1,629	11,122
Total	485,614	(533,366)	(115)	88,567	8,473	—	539,785	588,958

Stage 2	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	174,466	(26,254)	(1,032,014)	359,988	—	—	749,585	225,771
Real estate loans	16,939	(30,638)	(83,197)	95,396	21,030	—	20,180	39,710
Personal loans	90,088	(31,534)	(212,221)	72,948	5,329	—	165,077	89,687
Business loans	899	(141)	(4,492)	2,921	44	—	1,558	789
Agribusiness loans	—	—	(1,626)	2,113	—	—	460	947
Total	282,392	(88,567)	(1,333,550)	533,366	26,403	—	936,860	356,904

Stage 3	Opening balance at 01/01/2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card	402,826	(53)	—	52	1,032,014	(891,631)	165,778	708,986
Real estate loans	19,127	(7,554)	(21,030)	50	83,197	(25,211)	(4,487)	44,092
Personal loans	127,149	(866)	(5,329)	13	212,221	(200,521)	75,376	208,043
Business loans	328	—	(44)	—	4,492	(3,173)	4,628	6,231
Agribusiness loans	976	—	—	—	1,626	(1,554)	580	1,628
Total	550,406	(8,473)	(26,403)	115	1,333,550	(1,122,090)	241,875	968,980

Consolidated					Opening balance at 01/01/2023	Write-off for loss	Constitution/ (Reversal)	Ending balance at 12/31/2023
Credit card					874,201	(891,631)	1,360,599	1,343,169
Real estate loans					102,550	(25,211)	56,393	133,732
Business loans					315,753	(200,521)	289,133	404,365
Personal loans					13,326	(3,173)	9,726	19,879
Agribusiness loans					12,582	(1,554)	2,669	13,697
Total					1,318,412	(1,122,090)	1,718,520	1,914,842

Notes to the consolidated financial statements As of December 31, 2024
13.Non-current assets held for sale
The balance of non-current assets held for sale comprises assets originally received as collateral for loans and advances to customers, which were repossessed. The amount of real estate held for sale on December 31, 2024 was R$ 234,611 (December 31, 2023: R$ 174,355).
14.Equity accounted investees
a.Equity:

	% in share capital		Equity accounted investees
Investees	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Inter Pag Instituição de Pagamento S.A (a)	—%	50.00%	—	80,233
Total			—	80,233
Other investments			10,401	10,401
Total			10,401	90,634
(a) According to note 4.b, Banco Inter announced the acquisition of 100% of the share capital of Inter Pag Instituição de Pagamento S.A. (formerly Granito) for R$111,785, on July 24, 2024. Previously, Inter Pag was a joint investment, with Banco Inter holding a 50% stake. With the total purchase, the portion corresponding to the Joint Venture is no longer recognized, and Inter Pag is now fully consolidated in Inter&Co's financial statements.

b.Share of the profit or loss of associates and joint ventures accounted for using the equity method:

Investees	12/31/2024	12/31/2023
Inter Pag Instituição de Pagamento S.A (a)	(2,480)	(32,040)
Total	(2,480)	(32,040)
(a) The result of equity interests in associates for 2024 was recorded up to the second quarter of 2024 when the Group began to consolidate Inter Pag.
15.Property and equipment
a.Breakdown of property and equipment:

		12/31/2024
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	240,957	(28,659)	212,298
Right-of-use assets - buildings and equipment	4% to 10%	110,823	(9,796)	101,027
Buildings	4%	50,359	(15,175)	35,184
Data processing systems	20%	30,461	(13,608)	16,853
Construction in progress	—	4,580	—	4,580
Total		437,180	(67,238)	369,942

		12/31/2023
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10%	35,508	(10,370)	25,138
Right-of-use assets - buildings and equipment	4% to 10%	117,873	(9,193)	108,680
Buildings	4%	39,062	(10,896)	28,166
Data processing systems	20%	16,907	(13,364)	3,543
Construction in progress	—	2,020	—	2,020
Total		211,370	(43,823)	167,547

Notes to the consolidated financial statements As of December 31, 2024
b.Changes in property and equipment:

	Balance at 12/31/2023	Addition	Write-offs	Business combination	Exchange rate changes	Balance at 12/31/2024
Historical cost
Furniture and equipment	35,508	49,163	(3,295)	154,139	5,442	240,957
Buildings	39,062	9,489	—	1,808	—	50,359
Data processing systems	16,907	13,554	—	—	—	30,461
Construction in progress	2,020	2,515	—	45	—	4,580
Total	93,497	74,721	(3,295)	155,992	5,442	326,357

Accumulated depreciation
Furniture and equipment	(10,370)	(16,500)	32	—	(1,820)	(28,658)
Buildings	(10,896)	(4,279)	—	—	—	(15,175)
Data processing systems	(13,365)	(244)	—	—	—	(13,609)
Total	(34,631)	(21,023)	32	—	(1,820)	(57,442)

Total	58,866	53,698	(3,263)	155,992	3,622	268,915

	Balance at 12/31/2022	Addition	Write-offs	Transfer	Exchange rate changes	Balance at 12/31/2023
Historical cost
Furniture and equipment	23,601	12,028	(614)	1,093	(600)	35,508
Buildings	37,447	1,778	—	(163)	—	39,062
Data processing systems	15,636	424	—	847	—	16,907
Construction in progress	1,794	226	—	—	—	2,020
Total	78,478	14,456	(614)	1,777	(600)	93,497

Accumulated depreciation
Furniture and equipment	(2,069)	(2,759)	91	(5,855)	222	(10,370)
Buildings	(25,149)	(3,395)	—	17,648		(10,896)
Data processing systems	(12)	(160)	377	(13,570)	—	(13,365)
Total	(27,230)	(6,314)	468	(1,777)	222	(34,631)

Total	51,248	8,142	(146)	—	(378)	58,866
c.     Right-of-use assets

Buildings and equipment
Balance at January 1, 2024	108,680
Additions to right-of-use assets	1,813
Depreciation charge for the year	(603)
Updates	5,440
Lease termination of non-renewed contracts/write-offs	(14,303)
Balance at December 31, 2024	101,027

Buildings and equipment
Balance at January 1, 2023	136,771
Additions to right-of-use assets	3,425
Depreciation charge for the year	(1,577)
Lease termination of non-renewed contracts/write-offs	(29,939)
Balance at December 31, 2023	108,680

Notes to the consolidated financial statements As of December 31, 2024
16.Intangible assets
a.Breakdown of intangible assets

		12/31/2024			12/31/2023
	Annual amortization rate	Historical cost	(Accumulated amortization)	Carrying Amount	Historical cost	(Accumulated amortization)	Carrying Amount
Development costs	20%	530,228	(204,850)	325,378	360,818	(119,107)	241,711
Intangible assets in progress	—	460,783	—	460,783	288,045	—	288,045
Software	17%	628,654	(381,765)	246,889	457,210	(283,993)	173,217
Customer portfolio	20%	13,965	(9,237)	4,728	13,965	(7,369)	6,596
Goodwill	—	798,275	—	798,275	635,735	—	635,735
Total		2,431,905	(595,852)	1,836,053	1,755,773	(410,469)	1,345,304
b.Changes in intangible assets

	12/31/2023	Addition	Write-offs	Transfers	Business Combination	Amortization	12/31/2024
Development costs	241,711	17,117	—	152,293	—	(85,743)	325,378
Intangible assets in progress	288,045	310,570	(7,269)	(146,777)	16,214	—	460,783
Software	173,217	99,996	(120)	(5,516)	77,084	(97,772)	246,889
Customer portfolio	6,596	—	—	—	—	(1,868)	4,728
Goodwill	635,735		—	—	162,540	—	798,275
Total	1,345,304	427,683	(7,389)	—	255,838	(185,383)	1,836,053

	12/31/2022	Addition	Write-offs	Transfers	Business Combination	Amortization	12/31/2023
Development costs	185,565	40,746	(195)	86,648	—	(71,053)	241,711
Intangible assets in progress	279,675	143,625	(188)	(135,067)	—	—	288,045
Software	132,217	72,338	(42)	48,419	—	(79,715)	173,217
Customer portfolio	8,376	—	—	—	—	(1,781)	6,596
Goodwill	632,796	—	—	—	2,939	—	635,735
Total	1,238,629	256,709	(425)	—	2,939	(152,549)	1,345,304

Notes to the consolidated financial statements As of December 31, 2024
17.Other assets

	12/31/2024	12/31/2023
Recoverable taxes	630,457	327,585
Prepaid expenses (a)	505,127	351,627
Sundry debtors (b)	267,636	171,143
Premium or discount on transfer of financial assets	216,790	189,019
Commissions and bonus receivable (c)	211,871	226,520
Unbilled services provided	115,243	55,659
Amount receivable from the sale of investments	83,194	109,682
Agreements on sales of properties receivable	54,582	45,961
Pending settlements (d)	49,342	148,613
Advances to third parties	23,369	29,690
Early settlement of credit operations	4,039	79,278
Others	324,495	390,454
Total	2,486,145	2,125,231

(a) The cost of acquiring customers for the digital account and portability expenses to be appropriated;
(b) Refers mainly to processing portability amounts, credit card processing amounts, negotiation and intermediation of amounts and debtors for judicial deposit;
(c) Refers mainly to bonuses receivable from commercial contracts signed with Mastercard, Liberty and Sompo; and
(d) Pending settlements: refers mainly to settlement balances receivable from B3.
18.Liabilities with financial and similar institutions

	12/31/2024	12/31/2023
Payables with credit card network	8,956,528	6,801,035
Securities sold under agreements to repurchase	1,725,852	1,011,092
Interbank deposits	517,072	1,647,866
Others	120,125	62,476
Total	11,319,577	9,522,469
19.Liabilities with customers

	12/31/2024	12/31/2023
Time deposits	39,228,575	28,158,459
Savings deposits	1,883,432	1,540,604
Demand deposits	1,415,427	2,572,536
Creditors by resources to release	275,795	380,021
Total	42,803,229	32,651,620
20.Securities issued

	12/31/2024	12/31/2023
Real estate credit bills	9,182,632	7,898,500
Real estate guaranteed credit bills	337,952	—
Financial Bills	185,017	147,876
Agribusiness credit bills	184,618	48,666
Total	9,890,219	8,095,042

Notes to the consolidated financial statements As of December 31, 2024
21.Borrowings and on-lending

	12/31/2024	12/31/2023
Onlending obligations - Tesouro Funcafé (a)	104,400	81,838
Onlending obligations – CEF(b)	18,116	20,292
Onlending obligations – BNDES (c)	5,603	5,282
Others	805	—
Total	128,924	107,412

(a) Refers to rural credit operations with Funcafé (at a fixed rate of 8% p.a.);
(b) Refers to on-lending operations for real estate loans taken out with Caixa Econômica Federal (at rates of between 4.5% and 6% p.a.); and
(c) Refers to Working Capital operations with BNDES (at a fixed rate of up to 6.87% p.a.).
22.Tax liabilities

	12/31/2024	12/31/2023
Income tax and social contribution	462,501	287,978
PIS/COFINS	46,627	27,717
INSS/FGTS	23,070	19,392
Others	42,231	28,175
Total	574,429	363,262
23.Provisions and contingent liabilities

	12/31/2024	12/31/2023
Provision for legal and administrative proceedings	53,792	39,368
Provision for expected credit losses on loan commitments (a)	97,945	31,084
Total	151,737	70,452
(a) Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.
a.Provisions
The Group's legal entities, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made in accordance with the applicable law and regulations, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These lawsuits are filed seeking to obtain indemnities of labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not material.
ii.Civil lawsuits
Most of civil lawsuits refer to indemnities for material and moral damages related to certain products offered by the Group’s, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with the 30% deduction limit from a borrower's salary, presentation of documents and adjustment actions.

Notes to the consolidated financial statements As of December 31, 2024
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2023	5,982	33,386	39,368
Constitution/increase in provision	5,494	38,862	44,356
Payments	(2,919)	(32,720)	(35,639)
Business combination (a)	5,367	340	5,707
Balance at December 31, 2024	13,924	39,868	53,792

Balance at December 31, 2022	3,788	24,330	28,118
Constitution/increase in provision	3,429	35,126	38,555
Payments	(1,235)	(26,070)	(27,305)
Balance at December 31, 2023	5,982	33,386	39,368

(a)    As part of the acquisition of Inter Pag,the group recognized a labor provision of R$5,367 and a civil provision of R$340 (see Note 4.b). On December 31, 2024, the labor and civil provisions were revalued in the amounts of R$4,986 and R$344, respectively, totaling R$5,330.
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009.

12/31/2024		12/31/2023
Total value	Value at risk	Total value	Value at risk
63,301	30,312	72,259	33,390
ii.COFINS
The Group is discussing COFINS fines from the period 1999 to 2014.
Before the publication of Law No. 12,973/14, which changed the understanding on the inclusion of financial revenues in the COFINS calculation basis, there was discussion about expanding the calculation basis of the aforementioned contribution promoted by §1° of art. 3° of Law No. 9,718/98.
In 2005, Inter obtained a favorable final and unappealable decision from the Federal Supreme Court, granting it the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service challenged the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12.973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in Group’s discussions are prior to this law.

Notes to the consolidated financial statements As of December 31, 2024
Currently, the application of material res judicata is being discussed in a separate legal action that ensured Inter's right not to collect COFINS on its financial revenues, so the Supreme Federal Court's ruling on Theme 372 does not directly affect Group's discussions.

12/31/2024		12/31/2023
Total value	Value at risk	Total value	Value at risk
153,760	68,738	145,522	65,044
24.Other liabilities

	12/31/2024	12/31/2023
Payments to be processed (a)	1,896,283	1,150,536
Social and statutory provisions	206,392	139,752
Lease liabilities (Note 24.a)	113,690	120,395
Pending settlements (b)	50,202	118,307
Contract liabilities (c)	38,205	41,785
Agreements	19,755	27,979
Other liabilities	61,930	298,494
Total	2,386,457	1,897,248

(a)    The balance is substantially composed of: (i) credit operation installments to be transferred, (ii) payment orders to be settled, (iii) suppliers to be paid, (iv) liabilities from business combination and (v) fees to be paid;
(b)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5; and
(c) The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

a.Lease liabilities
The changes in lease liabilities in the year ended December 31, 2024 and year ended December 31, 2023 are as follows:

Balance at January 1, 2024	120,395
New contracts	1,813
Payments	(36,993)
Accrued interest	28,475
Ending balance at December 31, 2024	113,690

Balance at January 1, 2023	146,705
New contracts	3,460
Payments	(37,678)
Accrued interest	7,908
Ending balance at December 31, 2023	120,395
b.    Lease maturity
The maturity of the lease liabilities as of December 31, 2024 and December 31, 2023 is as follows:

	12/31/2024	12/31/2023
Up to 1 year	1,011	6,016
From 1 year to 5 years	10,584	10,431
Above 5 years	102,095	103,948
Total	113,690	120,395

Notes to the consolidated financial statements As of December 31, 2024
25.Equity
a.Share capital

Date	Class A	Class B	Total
12/31/2024	322,664,816	117,037,105	439,701,921
12/31/2023	285,153,435	117,037,105	402,190,540
As of December 31, 2024, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which (i) 10,000,000,000 class A shares, (ii) 5,000,000,000 class B shares and (iii) 5,000,000,000 regardless of the classes of shares, with rights designated by the Company's Board of Directors. The share capital comprising shares issued refers to the authorized capital. The paid-up share capital of Inter & Co. Inc was R$13 at December 31, 2024 (December 31, 2023: R$13).
Without prejudice to any special rights conferred on holders of any other shares or class of shares established, holders of Class A Shares and holders of Class B Shares shall:
(a) have the same rights, except with respect to the right to vote. Holders of Class A Shares are entitled to 1 (one) vote on any matters that are resolved at the general meetings, while holders of Class B Shares are entitled to 10 (ten) votes on any matters that are resolved at the general meetings of Inter & Co.
(b) be entitled to dividends that the Board may declare equal and proportional to their shareholding in the Company, without distinction between classes of shares.
(c) in the event of liquidation or dissolution of the Company, whether voluntary or involuntary, or for purposes of reorganization or otherwise, or upon any distribution of capital, shall be entitled to the surplus assets of Inter&Co; and
(d) will generally be entitled to all the rights inherent in Class A and Class B shares.
In 2023, a total of 37,511,381 new Class A common shares were issued to beneficiaries of Inter’s incentive plans.
On January 16, 2024, Inter&Co announced the commencement of the public offering of 36,800,000 (thirty-six million, eight hundred thousand) class A common shares. The offering was priced on January 18, 2024 at US$4.40 (R$21.74) per share and the final settlement of the offering occurred on February 20, 2024, in a gross amount of R$823,036 and an equity securities issuance cost of R$(38,768)recognized in "reserves" in equity capital reserves.
b.Reserves
As of December 31, 2024, the reserves amounted to R$9,793,992 (December 31, 2023: R$8,147,285).
c.Other comprehensive income
As of December 31, 2024, Inter & Co, Inc’s accumulated other comprehensive income in equity amounted to R$(898,830), (December 31, 2023: R$(675,488)), which includes the fair value of financial assets at FVOCI, the result from cash flow hedges, the foreign exchange adjustment of the foreign subsidiary and taxes.
d.Dividends and interest on equity
During the year ended December 31, 2024, Inter&Co Inc., made dividend payments in the amount of R$ 68,813 to its shareholders.

Notes to the consolidated financial statements As of December 31, 2024
e.Basic and diluted earnings per share
Basic and diluted earnings per share is as follows:

	12/31/2024	12/31/2023
Profit attributable to Owners of the company (In thousands of Reais)	907,132	302,343
Average number of shares outstanding	435,927,486	401,773,841
Basic earnings per share (R$)	2.08	0.75
Diluted earnings per share (R$)	2.07	0.75
Basic and diluted earnings (loss) per share are presented based on the aggregate of the two classes, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the years.
On December 31, 2024, there were dilutive instruments for the purpose of calculating diluted earnings per share. These effects were due to shares granted under share-based payment plans, with a weighted average quantity of 3,048,026.
f.Non-controlling interest
As of December 31, 2024, the balance of non-controlling interests is R$177,132 (December 31, 2023: R$124,881).
g.Reflex reserve
As of December 31, 2024, the reflex reserve is R$43,074 (December 31, 2023: R$44,217). The reflex reserve is mainly composed of payments based on shares settled with equity instruments of Banco Inter.

26.Net interest income

	12/31/2024	12/31/2023
Interest income
Credit card	1,478,234	1,246,489
Real estate loans	1,080,761	925,900
Personal loans	1,040,255	1,117,470
Business loans	567,088	521,929
Prepayment of receivables	418,724	242,443
Amounts due from financial institutions	338,955	497,054
Others	215,196	(1,458)
Total	5,139,213	4,549,827

Interest expenses
Term deposits	(1,994,191)	(1,631,470)
Funding in the open market	(1,044,916)	(1,016,636)
Saving	(102,935)	(91,926)
Financial institutions deposits	(98,170)	(131,020)
Others	(71,426)	(16,521)
Total	(3,311,638)	(2,887,573)

Notes to the consolidated financial statements As of December 31, 2024
27.Income from securities, derivatives and foreign exchange

	12/31/2024	12/31/2023
Income from securities	2,007,869	1,615,108
Fair value through other comprehensive income	1,671,056	1,284,794
Fair value through profit or loss	298,832	194,250
Amortized cost	37,981	136,064
Income from Derivatives	546,713	(69,273)
Future dollar contracts	(48,016)	33,250
Forward contracts	40,987	(2,445)
Futures contracts and swaps (a)	553,741	(100,078)
Revenue foreign exchange (b)	74,588	88,708
Total	2,629,170	1,634,543

(a) The fair value adjustments of the hedge instrument offset the effects of the result from Hedge Accounting derivatives.
(b) Previously presented in the income statement under other revenues.
28.Net revenues from services and commissions

	12/31/2024	12/31/2023
Interchange	1,131,024	820,630
Commission and brokerage fees	785,976	536,580
Investments	124,128	90,772
Banking and credit operations	108,135	89,507
Other	90,813	69,945
Inter Loop (a)	(126,234)	(66,571)
Cashback expenses (b)	(360,562)	(236,482)
Total	1,753,280	1,304,382

(a)    This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services; and
(b)     Refers to amounts paid to customers as an incentive to purchase or use products.
29.Other revenues

	12/31/2024	12/31/2023
Revenue from card networks	81,740	52,317
Performance fees (a)	73,650	135,260
Capital gains	55,538	41,785
Revenue from sale of goods	24,245	20,600
Others	98,398	37,017
Total	333,571	286,979

(a)     Consists substantially of the result of the commercial agreements between entities of the Group and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.

Notes to the consolidated financial statements As of December 31, 2024
30.Impairment losses on financial assets

	12/31/2024	12/31/2023
Impairment expense for loans and advances to customers	(2,059,595)	(1,718,520)
Recovery of written-off credits assets	282,160	167,471
Others	(22,017)	9,465
Total	(1,799,452)	(1,541,584)
31.Administrative expenses

	12/31/2024	12/31/2023
Data processing and information technology	(797,626)	(779,453)
Third party services and financial system services (a)	(424,819)	(269,172)
Advertisement and marketing	(234,989)	(93,512)
Rent, condominium fee and property maintenance	(69,313)	(62,870)
Provisions for contingencies	(49,120)	(38,611)
Insurance expenses	(13,131)	(25,620)
Others (b)	(180,058)	(192,111)
Total	(1,769,055)	(1,461,348)

(a) Previously presented in the following line: Financial system services
(b) Previously presented in the following line: Portability expenses

32.Personnel expenses

	12/31/2024	12/31/2023
Salaries	(461,421)	(415,817)
Benefits	(325,601)	(251,583)
Social security charges	(141,958)	(115,263)
Others	(8,781)	(8,076)
Total	(937,761)	(790,739)

33. Tax expenses

	12/31/2024	12/31/2023
PIS/COFINS	(335,612)	(259,357)
ISSQN	(59,929)	(17,043)
INSS	(18,741)	(13,110)
Others	(62,756)	(37,074)
Total	(477,037)	(326,584)

Notes to the consolidated financial statements As of December 31, 2024
34.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss

	12/31/2024	12/31/2023
Current income tax and social contribution expenses
Current year	(443,806)	(280,845)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	184,863	223,051
Provision for contingencies	7,112	5,074
Adjustment of financial assets to fair value	3,704	(36,249)
Other temporary differences	(74,962)	33,949
Tax losses carried forward	90,380	(32,561)
Total deferred income tax and social contribution	211,097	193,264
Total income tax	(232,709)	(87,581)
b.Reconciliation of effective rate current income tax expense

	12/31/2024		12/31/2023
Profit before tax		1,205,550		439,841
Income tax and social contribution (a)	(45)%	(542,498)	(45)%	(197,928)

Tax effect of
Dividend paid as interest on equity		105,351		22,501
Non-taxable income (non-deductible expenses) net		62,027		53,397
Subsidiaries subject to different tax regimes and rates		46,578		10,176
Others		95,833		24,273
Total income tax		(232,709)		(87,581)

Effective tax rate		(19)%		(20)%

(a)    The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.

Notes to the consolidated financial statements As of December 31, 2024
c.Changes in the balances of deferred taxes

	12/31/2023	Constitution	Business combination	Realization	12/31/2024
Deferred tax assets
Provision for impairment losses on loans and advances	630,817	815,679	—	(630,817)	815,679
Adjustment of financial assets to fair value	137,729	430,131	—	(125,087)	442,773
Tax losses carried forward	164,831	138,521	81,393	(48,210)	336,535
Hedge Accounting	—	39,187	—	—	39,187
Other temporary differences	82,438	40,854	5,195	(82,438)	46,049
Provision for contingencies	17,720	24,801	—	(17,690)	24,831
Subtotal	1,033,535	1,489,173	86,588	(904,242)	1,705,054

Deferred tax liabilities
Capital gains from assets in business combinations	(7,081)	(13,755)	—	3,480	(17,356)
Hedge Accounting	(25,457)	(11,357)	—	25,457	(11,357)
Deferred Income	—	(32,790)	—	—	(32,790)
Subtotal	(32,538)	(57,902)	—	28,937	(61,503)

Total net deferred tax assets (liabilities) (a)	1,000,997	1,431,271	86,588	(875,305)	1,643,551

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

	12/31/2022	Constitution	Realization	12/31/2023
Deferred tax assets
Provision for impairment losses on loans and advances	407,766	784,080	(561,029)	630,817
Adjustment of financial assets to fair value	312,159	325,587	(500,017)	137,729
Tax losses carried forward	202,184	45,463	(82,816)	164,831
Other temporary differences	33,668	99,406	(50,636)	82,438
Provision for contingencies	12,664	15,814	(10,758)	17,720
Provision for expected loss on financial instruments	9,707	—	(9,707)	—
Subtotal	978,148	1,270,350	(1,214,963)	1,033,535

Deferred tax liabilities
Capital gains from assets in business combinations	—	(12,677)	5,596	(7,081)
Hedge accounting	(30,073)	(164)	4,779	(25,458)
Subtotal	(30,073)	(12,841)	10,375	(32,539)

Total net deferred tax assets (liabilities) (a)	948,075	1,257,509	(1,204,588)	1,000,996

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

Notes to the consolidated financial statements As of December 31, 2024
35.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which Inter managers and executives were granted options for the acquisition of Banco Inter S.A. Shares.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the migration of share-based payment plans, with the assumption by Inter&Co of the obligations of Banco Inter S.A. arising from the active plans and the respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally changed. Thus, for every 6 options to purchase common shares or preferred shares of Banco Inter S.A. the beneficiaries will have 1 option to purchase a Class A share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been granted, was approved. On the occasion of the repricing, the fair value of the options granted and not exercised was recalculated, and an additional amount of R$15,990 of incremental expense was calculated, to be appropriated until the final vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
09/07/2020	09/07/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees
Changes in the options of each plan for the period ended December 31, 2024 and supplementary information are shown below:

Grant Date	12/31/2023		Granted		Expired/Cancelled		Exercised		12/31/2024
2018	115,799		—		—		43,800		71,999
2020	2,519,138		—		8,325		67,725		2,443,088
2022	2,815,750		—		77,125		93,900		2,644,725
Total	5,450,687		—		85,450		205,425		5,159,812
Weighted average price of the shares	R$	17.98	R$	—	R$	16.80	R$	14.56	R$	18.15

Grant Date	12/31/2022		Granted		Expired/Cancelled		Exercised		12/31/2023
2018	135,599		—		—		19,800		115,799
2020	2,829,225		—		309,412		675		2,519,138
2022	2,838,500		50,000		69,000		3,750		2,815,750
Total	5,803,324		50,000		378,412		24,225		5,450,687
Weighted average price of the shares	R$	18.15	R$	15.50	R$	20.41	R$	4.47	R$	17.98

Notes to the consolidated financial statements As of December 31, 2024
The fair values of the period of 2018 and 2020 plans were estimated based on the Black & Scholes option valuation model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the period ended December 31, 2024, costs amounting to R$28,792 (December 31, 2023: R$32,692) were recognized in employee benefit expenses.
a.2) Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made by migrating the share-based payment plan of Inter & Co Payments, Inc., with stock options for class A shares and restricted class A shares of Inter & Co, in addition to the granting of shares issued by the Company. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price (a)	Participants	Vesting date of 100% of shares
2022	489,386	Up 3 years	R$ 11,89 per Class A	Key Executives	12/30/2024

(a)    Number of options and strike price from Inter&Co Payments, Inc.’s equity incentive plan has been agreed by the Parties at the time of the acquisition. The number of options and strike price, after the Company’s reorganization and listing on Nasdaq have been recalculated in accordance with the rate between Inter’s shares and the Company’s Class A Shares. According to the contract signed between the parties, the corresponding amount is USD 1.92. The values presented in reais were converted using the dollar FX rate as of December 31, 2024.
Stock options exercised:

Grant Date	Shares	Participants	Final exercise date
2023	643,500	Key Executives	12/30/2024
Changes in Inter&Co Payments, Inc.’s granted instruments for December 31, 2024 and supplementary information are shown below:

Notes to the consolidated financial statements As of December 31, 2024

Grant Date	12/31/2023		Granted Options		Expired/Cancelled		Exercised		12/31/2024
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	11.89

Grant Date	12/31/2022		Granted Options		Expired/Cancelled		Exercised		12/31/2023
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	9.30

Grant Date	12/31/2023	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2024
2022	482,625	—	—	199,942	282,683
Total	482,625	—	—	199,942	282,683

Grant Date	12/31/2022	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2023
2022	643,500	—	—	160,875	482,625
Total	643,500	—	—	160,875	482,625
For the period ending on December 31, 2024, the amount of R$17,993 (December 31, 2023: R$ 33,616) was recognized as employee benefit expenses in the income statement of the Company.
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and to provide these people with incentives to align their interests with those of the Company’s shareholders.
The Omnibus Incentive Plan is administered by the Board of Directors of Inter&Co, Inc., which has the authority to approve grants under the program to the Company's employees.
In 2023, the Company granted 2,155,500 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are set forth in each grant agreement. As of December 31, 2024, 106,000 RSUs granted have vested and 1,074,750 RSUs were exercised.
In the first half of 2024, the Company granted 1,985,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to several executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are provided for in each grant agreement. As of December 31, 2024, 48,750 RSUs granted were lapsed/cancelled and 468,750 RSUs were exercised.
In the second half of 2024, the Company granted 130,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to several executives and employees of the Company and/or its direct or indirect subsidiaries. Vesting schedules are set forth in each grant agreement. As of December 31, 2024, 25,000 shares were exercised.

Notes to the consolidated financial statements As of December 31, 2024
See table below:

12/31/2024
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	3.5	4.0	2,140,500	963,500
11/01/2023	25%	R$22.99	4.0	4.0	15,000	11,250
02/01/2024	25%	R$25.22	4.0	4.0	10,000	7,500
04/01/2024	25%	R$29.11	4.0	4.0	120,000	95,000
04/26/2024	25%	R$26.27	3.0	4.0	1,795,000	1,305,000
06/04/2024	25%	R$30.35	4.0	4.0	60,000	60,000
07/01/2024	25%	R$33.07	3.0	3.0	50,000	37,500
07/17/2024	25%	R$36.47	4.0	4.0	30,000	30,000
09/04/2024	25%	R$40.39	3.0	3.0	50,000	37,500
Total					4,270,500	2,547,250

12/31/2023
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	3.5	4.0	2,140,500	1,586,625
11/01/2023	25%	R$22.99	4.0	4.0	15,000	15,000
Total					2,155,500	1,601,625
In the year ended December 31, 2024, the amount of R$30,219 (December 31, 2023: R$ 12,198) was recognized as employee benefit expenses in the income statement of the Company.

Notes to the consolidated financial statements As of December 31, 2024
36. Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter&Co’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Assets	4,101	3,839	—	1,470,694	5,914	16,403	754,975	620,131	764,990	2,111,067
Loans and advances to customers	4,101	3,839	—	—	5,914	16,403	641,113	620,131	651,128	640,373
Amounts due from financial institutions	—	—	—	1,470,694	—	—	113,862	—	113,862	1,470,694

Liabilities	(44,190)	(5,261)	—	(9)	16,036	(22,391)	(118,499)	(250,608)	(146,653)	(278,269)
Liabilities with customers - Demand deposits	—	—	—	—	(4)	(406)	(470)	(47,091)	(474)	(47,497)
Liabilities with customers - Term deposits	(44,190)	(5,261)	—	(9)	16,040	(21,985)	(118,029)	(203,517)	(146,179)	(230,772)

	Parent Company (a)		Associates (b)		Key management personnel (c)		Other related parties (d)		Total
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Profit/ (loss)	(110)	(1,844)	—	3,436	(8,919)	(932)	(6,608)	(2,247)	(15,637)	(1,587)
Interest income	—	—	—	3,436	681	1,373	16,407	10,893	17,088	15,702
Interest expenses	(88)	(1,843)	—	—	(137)	(2,282)	(602)	(11,237)	(827)	(15,362)
Other administrative expenses	(22)	(1)	—	—	(9,463)	(23)	(22,413)	(1,903)	(31,898)	(1,927)

(a)    Inter&Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Entities with significant influence by Inter&Co;
(c)     Directors and members of the Board of Directors and Supervisory Board of Inter&Co; and
(d)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter&Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter&Co and their close family members.
Compensation of key management personnel
As of December 31, 2024, an expense was recognized for proceeds in the amount of R$54,021 (R$31,730, as of December 31, 2023).

Notes to the consolidated financial statements As of December 31, 2024
    37. Subsequent events
There have been no relevant subsequent events up to the date of approval of this financial statement.